As filed with the Securities and Exchange Commission on April  , 2006
                                                  Registration No. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          LOUNSBERRY HOLDINGS III, INC.
                 (Name of Small Business Issuer in Its Charter)


         Delaware                          5122                  51-0539830
(State or Other Jurisdiction        (Primary Standard          (IRS Employer
   of Incorporation or           Industrial Classification   Identification No.)
      Organization)                    Code Number)


         51 Everett Drive; Suite A-20;West Windsor Professional Center,
                  Princeton Junction, NJ 08550 (609) 799-1889
          (Address and telephone number of Principal Executive Offices)

         51 Everett Drive; Suite A-20;West Windsor Professional Center,
                          Princeton Junction, NJ 08550
                    (Address of principal place of business)

                              Mr. Senshan Yang, CEO
                          Lounsberry Holdings III, Inc.
         51 Everett Drive; Suite A-20; West Windsor Professional Center
                          Princeton Junction, NJ 08550
                            Telephone: (609)799-1889
                                   Fax: (609)
            (Name, address and telephone number of agent for service)

                  Please send a copy of all communications to:
                             Asher S. Levitsky P.C.
                                Katsky Korins LLP
                                605 Third Avenue
                               New York, NY 10158
                            Telephone: (212) 716-3239
                               Fax: (212) 716-3338

      Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


---------------------------- ----------------------- ------------------------ ------------------------ ------------------------
                                                     Proposed maximum         Proposed maximum
Title of each class of       Amount to be            offering price per       aggregate offering       Amount of registration
securities to be registered  registered              unit (1)                 price(1)                 fee
---------------------------- ----------------------- ------------------------ ------------------------ ------------------------
Common Stock, par value      3,220,000               $ 1.25                   $  4,025,000.00          $  430.68
$.0001 per share(2)
---------------------------- ----------------------- ------------------------ ------------------------ ------------------------
Common Stock, par value      7,389,476               2.125                      15,702,636.50           1,680.18
$.0001 per share (3)
---------------------------- ----------------------- ------------------------ ------------------------ ------------------------
                                                                                                       $2,110.86
---------------------------- ----------------------- ------------------------ ------------------------ ------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended. The 3,220,000 shares represent 100,000 outstanding shares of common stock and 3,120,000 shares of common stock issuable upon conversion of the series A convertible preferred stock. The proposed maximum offering price is based on the purchase price of the preferred stock, with no value being attributed to the warrants. The 7,389,476 are shares of common stock issuable upon exercise of common stock purchase warrants, and the proposed maximum offering price is equal to the average exercise price of the warrants.
(2) Represents 100,000 outstanding shares of common stock and 3,120,000 shares of common stock issuable upon conversion of the series A convertible preferred stock.
(3) Represents 7,389,476 shares of common stock issuable upon exercise of warrants at an average exercise price of $2.125 per share.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED APRIL 13, 2006

PROSPECTUS
                                10,609,476 Shares
                          LOUNSBERRY HOLDINGS III, INC.
                                  Common Stock

      As of the date of this prospectus, there is no trading market in our common stock, and we cannot assure you that a trading market will develop.

      The selling stockholders may offer and sell from time to time up to an aggregate of 10,609,476 shares of our common stock that they have acquired or may acquire from us, including shares that they may acquire upon conversion of series A preferred stock and exercise of warrants. For information concerning the selling stockholders and the manner in which they may offer and sell shares of our common stock, including limitation on the number of shares that may be issued upon conversion of the series A preferred stock or certain of the warrants, see "Selling Stockholders" and "Plan of Distribution" in this prospectus.

      We will not receive any proceeds from the sale by the selling stockholders of their shares of common stock other than the exercise price of the outstanding warrants if and when the warrants are exercised. We will pay the cost of the preparation of this prospectus, which is estimated at $25,000.

      Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See "Risk Factors," which begins on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The selling stockholders have not engaged any underwriter in connection with the sale of their shares of common stock.

                  The date of this Prospectus is April 13, 2006

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary                                                             3
Risk Factors                                                                   6
Forward-Looking Statements                                                    18
Use of Proceeds                                                               18
Selling Stockholders                                                          19
Plan of Distribution                                                          22
Market for Common Stock and Stockholder Matters                               24
Management's Discussion and Analysis of Financial Condition and               24
Results of Operations                                                         29
Business                                                                      32
Management                                                                    37
Principal Stockholders                                                        40
Certain Relationships and Related Transactions                                41
Description of Capital Stock                                                  42
Experts                                                                       45
Legal Matters                                                                 45
How to Get More Information                                                   46
Financial Statements                                                         F-1

                               PROSPECTUS SUMMARY

      This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Our Business

      We are a distributor of medical products, including traditional pharmaceutical medicines, traditional Chinese medicines (finished medicines made of Chinese herbs), Chinese herbs and dietary supplements. These products include both prescription drugs and over-the-counter drugs. We purchase our products from Chinese drug manufacturers and other medicine companies. Our five largest suppliers, accounted for 74% of our purchases for both of the years ended December 31, 2005 and 2004. Our agreements with our suppliers generally have a term of one year and provide that the suppliers will sell us the products we order. None of our supply agreements has any minimum purchase requirements on our part; however, we are frequently required to make a significant down payment, in the amount of $150,000 to $250,000, for one year's purchase with our large suppliers when we place an order at the beginning of each year. Our customers are typically wholesale medical products companies, hospitals and retail drug stores. Our five largest customers accounted for 88% of our revenue for the year ended December 31, 2005 and 37% of our revenue for the year ended December 31, 2004.

      Prior to 2004, we did not engage in any research and development activities. On October 8, 2003, we entered into an agreement to establish a cooperative relationship with the Pharmaceutical Research Institute of Nanhua University. Under the Agreement, we and Nanhua University jointly set up a new medicine research facility - New Medicine Research Center of Konzern and Nanhua University. We contribute the expenses for medical research, including the salaries of the research personnel, who are mainly professors at Nanhua University, in return for the ownership of the new medicines so developed. The center has been developing four products: Yutian Capsule for lung cancer treatment, Dioscorea Collettii Hook F Extraction for high blood pressure treatment, EGFR Test kit for lung cancer testing, Multi Functional Peptide Derivative for intestine cancer treatment. All four of these medicines are in the lab study and testing period.

      Prior to July 25, 2000, our business was conducted as a state-owned medicine company in Guangzhou, PRC. On July 25, 2000, we were privatized, in a transaction by which our principal stockholders acquired the equity in our company.

About Us

      We are a Delaware corporation organized under the name Lounsberry Holdings III, Inc. on February 10, 2005. Our board of directors has approved, subject to stockholder approval, a change in our corporate name to China Medicine Corporation.

      On February 8, 2006, in a transaction characterized as a reverse acquisition, we entered into an agreement pursuant to which we acquired all of the equity of Guangzhou Konzern Medicine Co. Ltd., a Chinese company ("Konzern"), for 6,530,000 shares of common stock, representing approximately 88.5% of our outstanding common stock. The transaction by which we acquired the stock of Konzern is referred to in this prospectus as the "reverse acquisition." From and after February 8, 2006, our business was the business conducted by Konzern prior to the reverse acquisition. The accounting rules for reverse acquisitions require that beginning February 8, 2006, our balance sheet includes the assets and liabilities of Konzern and our equity accounts were recapitalized to reflect the net equity of Konzern. In addition, the 2005 and 2004 operating results are those of Konzern.

      In connection with the acquisition of Konzern, we entered into:

o A preferred stock purchase agreement pursuant to which we issued 3,120,000 shares of Series A Preferred Stock and warrants to purchase an aggregate of 7,389,476 shares of common stock for $3,900,000. The series A preferred stock is convertible into 3,120,000 shares of common stock.

o A stock redemption agreement with Capital Markets Advisory Group, LLC ("Capital Markets"), which was then our principal stockholder, pursuant to which we purchased 928,000 shares of common stock from Capital Markets for $200,000, using the proceeds from the sale of the series A preferred stock.

      Our executive offices are located at 51 Everett Drive; Suite A-20; West Windsor Professional Center, Princeton Junction, NJ 08550 (609) 799-1889. Our website is www.chinamedicinecorp.com. Neither the information nor other statements contained in our website nor the information contained in any other Internet website is a part of this prospectus.

      References in this prospectus to "we," "us," "our" and similar words refer to Lounsberry Holdings III, Inc. and its subsidiaries, unless the context indicates otherwise, and, prior to the effectiveness of the reverse acquisition, these terms refer to Konzern.

Issuance of Securities to the Selling Stockholders

      The selling stockholders acquired their shares in private placements 2005 and 2006.

      In connection with our organization in February 2005, we issued 1,000,000 to Capital Markets and 20,000 shares to Mark Allen for nominal consideration. In February 2006, in connection with the reverse acquisition, we purchased 928,000 shares from Capital Markets for $200,000.

      In December 2005, we issued 8,000 shares of common stock for $2,000.

      In February 2006, we issued to four of the selling stockholders 3,120,000 shares of Series A Preferred Stock and warrants to purchase an aggregate of 7,389,476 shares of common stock for $3,900,000. The series A preferred stock is convertible into 3,120,000 shares of common stock

      We are registering the 100,000 outstanding shares of common stock held by selling stockholders, 3,120,000 shares of common stock which are issuable upon conversion of the series A preferred stock, and 7,389,476 shares of common stock issuable upon exercise of warrants.

                                  THE OFFERING

Common Stock Offered:                     The selling stockholders are offering
                                          a total of 10,609,476 shares of common
                                          stock, of which 100,000 shares are
                                          outstanding, 3,120,000 shares are
                                          issuable upon conversion of the series
                                          A preferred stock and 7,389,476 shares
                                          are issuable upon exercise of warrants

Limitation on Issuance of                 The holders of the series A preferred
Common Stock:                             stock and the holders of the warrants
                                          cannot convert their shares of series
                                          A preferred stock or exercise their
                                          warrants to the extent that such
                                          conversion and exercise would result
                                          in the holders and their affiliates
                                          owning more than 4.9% of our
                                          outstanding common stock.

Outstanding Shares of                     7,380,000 shares(1,2)
Common Stock:

Common Stock to be                        17,889,476 shares(1)
Outstanding After Offering:

Use of Proceeds:                          We will receive no proceeds from the
                                          sale of any shares by the selling
                                          stockholders. In the event that any
                                          selling stockholders exercise their
                                          warrants, we would receive the
                                          exercise price. If all warrants are
                                          exercised, we would receive
                                          approximately $16.5 million, all of
                                          which, if and when received, would be
                                          used for working capital and other
                                          corporate purposes.

(1) Does not include a total of 1,575,000 shares are reserved for options, stock grants or other equity-based incentives under our 2006 long-term incentive plan.

(2) Does not include the shares of common stock issuable upon conversion of the series A preferred stock or exercise of warrants held by the selling stockholders.

                          SUMMARY FINANCIAL INFORMATION
                             (dollars in thousands)

      The following information relating to Konzern as at December 31, 2005 and for the years ended December 31, 2005 and 2004 has been derived from its audited financial statements which appear elsewhere in this prospectus. Lounsberry Holdings III, Inc. did not conduct any operations during 2005. Its separate financial statements for the period February 10, 2005 through December 31, 2005 appear elsewhere in this prospectus.


Statement of Operations Information for Konzern:

                                                         Year Ended December 31,
                                                         2005             2004
                                                        -------          -------
Revenues                                                $12,791          $10,400
Gross profit                                              4,134            3,241
Income from operations                                    5,279            2,418
Income before income taxes                                5,690            2,431
Net income                                                5,690            2,940

Balance Sheet Information for Konzern:

                                                         December 31, 2005
                                                         -----------------
Working capital                                                    $ 4,429
Total assets                                                         5,330
Total liabilities                                                      571
Retained earnings                                                    3,814
Stockholders' equity                                                 4,759

                                  RISK FACTORS

      An investment in our securities involves a high degree of risk. In determining whether to purchase our securities, you should carefully consider all of the material risks described below, together with the other information contained in this prospectus before making a decision to purchase our securities. You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS ASSOCIATED WITH COMPANIES CONDUCTING BUSINESS IN THE PRC

Because the scope of our business license is limited, we may need government approval to expand our business.

      We are a wholly-owned foreign enterprise, commonly known as a WOFE. The scope of our business is narrowly defined for all businesses in China and the WOFE can only conduct business within its approved business scope, which ultimately appears on the business license. Our license permits us to operate as a distributor of drugs. Any amendment to the scope of our business requires further application and government approval. Inevitably, there is a negotiation with the approval authorities to approve as broad a business scope as is permitted, and we cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

If we are not be able to protect our intellectual property rights, our business may be impaired.

      We have developed proprietary products, which are based on formulation and know-how developed by us, either by ourselves or pursuant to agreements with others. All of our products are manufactured by others. The protection of intellectual property in the PRC is weak, and we cannot give any assurance that we will be able to protect our intellectual property rights. The value of our proprietary products, and our ability to generate revenue from these products, would be severely impaired if we are not able to protect our rights in these products.

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

      We intend to expand our business both by increasing our product range and making acquisitions of companies primarily in the pharmaceutical and related industries. In addition, we may seek to manufacture our own products. Many of the rules and regulations that we would face are not explicitly communicated, and we may be subject to rules that would affect our ability to grow, either internally or through acquisition of other Chinese or foreign companies. There are also substantial uncertainties regarding the proper interpretation of current laws and regulations of the PRC. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

            o  levying fines;

            o  revoking our business and other licenses;

            o  requiring that we restructure our ownership or operations; and

            o requiring that we discontinue any portion or all of our Internet related business.

Any deterioration of political relations between the United States and the PRC could impair our operations.

      The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential acquisition candidates or their goods and services to become less attractive. Such a change could lead to a decline in our profitability. Any weakening of relations between the United States and the PRC could have a material adverse effect on our operations.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

      Under its current leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activity and greater economic decentralization. There is no assurance, however, that the government of the PRC will continue to pursue these policies, or that it will not significantly alter these policies from time to time without notice. In addition, although the government of the PRC has in recent years implemented measures emphasizing the reduction of state ownership of productive assets, a substantial portion of productive assets in the PRC remains government-owned. For instance, all lands are state owned and leased to business entities or individuals through governmental granting of State-owned Land Use Rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion, especially if we seek to commence manufacturing operations. The government of the PRC also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.

         The economy of the PRC has historically been a nationalistic, "planned economy," meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC's economy has been making a transition to a more market-oriented economy, although the government may impose price controls. However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, an international group of member countries sharing a commitment to democratic government and market economy. For instance:

   o the level of state-owned enterprises in the PRC, as well as the level of governmental control over the allocation of resources is greater than in most of the countries belonging to the OECD;
   o the level of capital reinvestment is lower in the PRC than in other countries that are members of the OECD;
   o the government of the PRC has a greater involvement in general in the economy and the economic structure of industries within the PRC than other countries belonging to the OECK; and
   o the PRC has various impediments in place that make it difficult for foreign firms to obtain local currency, as opposed to other countries belonging to the OECD where exchange of currencies is generally free from restriction.

      As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of the OECD member countries.

Because our directors and some of our officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce United States court judgments against them in the PRC.

      Our directors and our senior executive officers, including our chief executive officer, chief operating officer and chief financial officer, reside in the PRC and substantially all of our assets are located in the PRC. It may therefore be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws.

We may have limited legal recourse under Chinese law if disputes arise under contracts with third parties.

      Almost all of our agreements with our employees and third parties, including our supplier and customers, are governed by the laws of the PRC. The legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, such as we have in the United States, it is a system in which decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under Chinese law are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

      We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If the United States imposes trade sanctions on the PRC due to its current currency, export or other policies, our ability to succeed in the international markets may be diminished.

      The PRC currently "pegs" its currency to the United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries' currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. There is increasing pressure for the PRC to change its currency policies to provide for its currency to float freely on international markets. As a result, Congress is considering the enacting legislation which could result in the imposition of quotas and tariffs. If the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may to be adversely affected. Further, we cannot predict what action the PRC may take in the event that the United States imposes tariffs, quotas or other sanctions on Chinese products. Even though we do not sell products into the United States market, it is possible that such action by the PRC may nonetheless affect our business since we are a United States company.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

      We are subject to the PRC's rules and regulations on currency conversion. Although, as a WOFE, we are permitted to convert Chinese currency, the Renminbi (People's currency) into United States dollars for remittance to our United States parent, we cannot assure you that we will continue to have government approval to remit United States dollars to our United States parent. Any restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our stockholders or to fund operations we may have outside of the PRC. Conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the regulatory authorities of the PRC will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

Fluctuations in the exchange rate could have a material adverse effect upon our business.

      We conduct our business in the Renminbi. To the extent our future revenue may be denominated in foreign currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations which could have a material adverse affect on our financial condition and operating results. A downturn in the economy of the PRC may slow our growth and profitability.

      The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, such as bird flu, could adversely affect our business.

      A renewed outbreak of SARS or another widespread public health problem, including bird flu, in China, where all of our revenues are derived, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

      o quarantines or closures of some of our offices which would severely disrupt our operations,

      o   the sickness or death of our key officers and employees, and

      o   a general slowdown in the economy of the PRC.

      Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

If certain tax exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct corporate withholding taxes from any dividends we may pay in the future.

      Under the PRC's current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect dividends paid to stockholders outside of the PRC. However, if the foregoing exemption is removed, we may be required to deduct certain amounts from any dividends we pay to our stockholders.

RISKS ASSOCIATED WITH OUR BUSINESS

Because we are dependent upon a small number of suppliers or customers, the loss of a major supplier or customer could impair our ability to operate profitably.

      Our five largest suppliers accounted for 74% of our purchases in each of the years ended December 31, 2005 and 2004. Our five largest customers accounted for 88% of our revenue for the year ended December 31, 2005 and 37% of our revenue for the year ended December 31, 2004. Our agreements with our suppliers and customers generally have a term of not more than one-year. None of our supply agreements has any minimum purchase requirements on our part. Our contracts with our customers do not provide for minimum purchases, and our customers are not restricted from purchasing competitive products from others. As a result, the loss of any significant supplier or customer could materially impair our ability to operate profitably.

We may face liability claims from users of our products.

      As the distributor of drugs and other medical products, we may be subject both to liability in the event that people who use our products suffer side effects for the use of our products and to any government requirement that we recall one or more of our products, either of which could result in expenses that could result of our inability to operate profitably.

As a result of the reverse acquisition, our expenses will increase significantly.

      As a result of the reverse acquisition, our ongoing expenses have increased significantly, including expenses in compensation to our officers, additional expenses relating to the anticipated hiring of a chief financial officer, ongoing public company expenses, and obligations incurred in connection with the reverse acquisition. Our failure to generate sufficient revenue and gross profit could result in reduced profits of losses as a result of the additional expenses.

Because we are dependent on our management, the loss of key executive officers or a key consultant and the failure to hire additional qualified key personnel could harm our business.

      Our business is largely dependent upon the continued efforts of our chief executive officer, Senshan Yang, and our executive vice president, Minhua Liu, both of whom are also directors. We do not have a long-term contract with any of our offices except other than Ms. Liu. The loss of either of these officers could have a material adverse effect upon our ability to operate profitably.

We may not be able to continue to grow through acquisitions.

      An important part of our growth strategy is to expand our business and to acquire other businesses. Such acquisitions may be made with cash or our securities or a combination of cash and securities. If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised. To the extent that we require cash, we may have to borrow the funds or sell equity securities. The issuance of equity, if available, would result in dilution to our stockholders. We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition. If we fail to make any acquisitions, our future growth may be limited. As of the date of this prospectus, we do not have any agreement or understanding, either formal or informal, as to any acquisition. Further, any acquisition may be subject to government regulations and approval in the PRC.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

      If we make acquisitions, we could have difficulty integrating the acquired companies' personnel and operations with our own. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the affect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

      o the difficulty of integrating acquired products, services or operations;

      o the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

      o the difficulty of incorporating acquired rights or products into our existing business;

      o difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;

      o difficulties in maintaining uniform standards, controls, procedures and policies;

      o the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

      o the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

      o the effect of any government regulations which relate to the business acquired;

      o potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

      Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified, these risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Our operating results in future periods may vary from quarter to quarter, and, as a result, we may fail to meet the expectations of our investors and analysts, which may cause our stock price to fluctuate or decline.

      Our revenue and operating results have fluctuated from quarter to quarter significantly in the past. We expect that fluctuations in both revenue and net income will continue due to a variety of factors, many of which are outside of our control. Due to the risks discussed in this prospectus, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

Certain of our stockholders control a significant amount of our common stock.

Approximately 88.5% of our outstanding common stock is owned by the former owners of Konzern, including our chief executive officer and executive vice president, both of whom are also directors, and they presently have the voting power to elect all of the directors and approve any transaction requiring stockholder approval.

Efforts to comply with recently enacted changes in securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports on Form 10-KSB. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. These requirements are not presently applicable to us. If and when these regulations become applicable to us, and if we are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. We have not yet begun a formal process to evaluate our internal controls over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines.

The terms on which we may raise additional capital may result in significant dilution and may impair our stock price.

      Because of both the absence of a public market for our common stock, the terms of our recent private placement and the number of outstanding warrants and the exercise price and other terms on which we may issued common stock upon exercise of the warrants, it may be difficult for us to raise additional capital if required for our present business and for any planned expansion. We cannot assure you that we will be able to get additional financing on any terms, and, if we are able to raise funds, it may be necessary for us to sell our securities at a price which is at a significant discount from the market price and on other terms which may be disadvantageous to us. In connection with any such financing, we may be required to provide registration rights to the investors and pay damages to the investor in the event that the registration statement is not filed or declared effective by specified dates. The price and terms of any financing which would be available to us could result in both the issuance of a significant number of shares and significant downward pressure on our stock price and could result in a reduction of the conversion price of the series A preferred stock and exercise price of the warrants held by the investors in our February 2006 private placement.

Because our board of directors does not have a majority of independent directors, even if a market for our stock develops, we may be unable to generate any interest in our common stock.

      In general, investors, particularly institution investors, do not invest in companies that do not have an independent board of directors, a view which is more notable for companies whose stock is not traded on the Nasdaq Stock Market or is listed on the New York or American Stock Exchange. Further, our failure to have a board of directors with at least a majority of independent directors within 60 days from the closing could result in our obligation to pay liquidated damages under our agreement with the investors in the February 2006 private placement.

If we fail to achieve certain financial results, we will be required to issue more shares of common stock upon conversion of the series A preferred stock or exercise of the warrants.

      Both the series A preferred stock and the warrants issued in the February 2006 private placement have antidilution provisions which increase the number of shares issuable upon conversion of the series A preferred stock and reduce the exercise price of the warrants if we issue common stock at a price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants or if we fail to meet full-diluted net income per share targets set forth in the purchase agreement. If either or both of these adjustments are triggered, the investors in the February 2006 private placement will receive, on such exercise or conversion, a larger number of shares of common stock, which will increase their percentage interest in our stock. We cannot assure you that there will not be such an adjustment.

Because the purchasers of our series A preferred stock have a right of first refusal for future offering of our stock, we may have difficulty in raising additional funds if required for our business.

      The selling stockholders who purchased their securities in our February 2006 private placement, have the right to participate in any future funding. These provisions may prevent us from raising additional funds.

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

      The purchase agreement relating to the February 2006 private placement requires us to appoint, 45 days from the closing date, such number of independent directors that would result in a majority of our directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors. Our failure to meet these requirements would results in our payment of liquidated damages that payable by the issuance of additional shares of series A preferred stock.

RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK

There is no trading market for our common stock.

      Although our common stock is registered pursuant to the Securities Exchange Act of 1934, there is no market for our common stock and we cannot give any assurance that there will ever be a market for our common stock. We do not anticipate that a market for our common stock will develop, if at all, until after the registration statement of which this prospectus is a part has been declared effective by the SEC. If a market for our common stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

   o  variations in our quarterly operating results;

   o  announcements that our revenue or income are below analysts' expectations;

   o  general economic slowdowns;

   o matters affecting the economy of the PRC and the relationship between the United States and the PRC;

   o changes in market valuations of both similar companies and companies whose business is primarily or exclusively in the PRC;

   o  sales of large blocks of our common stock;

   o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

   o fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of internationally-based companies.

   o concern by potential investors that the large number of shares of common stock which may be sold pursuant to this prospectus may have a downward effect upon the market price of the stock.

   o the effect of sales pursuant to this prospectus on the trading volume of our common stock.

The rights of the holders of common stock may be impaired by the potential issuance of preferred stock.

      Our certificate of incorporation gives our board of directors the right to create new series of preferred stock. As a result, the board of directors has and in the future may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of common stock. Preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any additional shares of preferred stock or to create any new series of preferred stock and the certificate of designation relating to the series A restricts our ability to issue additional series of preferred stock, we may issue such shares in the future.

Shares may be issued pursuant to our stock plans which may affect the market price of our common stock.

      We may issue stock upon the exercise of options or pursuant to stock grants covering a total of 1,575,000 shares of common stock pursuant to our 2006 long-term incentive plan, under which options to purchase 430,000 shares of common stock at $1.25 per share are outstanding. The exercise of these options and the sale of the underlying shares of common stock and the sale of stock issued pursuant to stock grants may have an adverse effect upon the price of our stock.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our stockholders have limited protections against interested director transactions, conflicts of interest and similar matters.

      The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market as a result of Sarbanes-Oxley require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted all of these measures. Because none of our present directors are independent directors, we do not have independent audit or compensation committees. We also are not in compliance with requirements relating to the distribution of annual and interim reports, the holding of stockholders meetings and solicitation of proxies for such meeting and requirements for stockholder approval for certain corporate actions. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our stockholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

Failure to achieve and maintain effective internal controls in accordance with
Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

      Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We may be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires increased control over financial reporting requirements, including annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments. Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls, could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We do not anticipate paying dividends on our common stock.

      We are prohibited from paying dividends on our common stock while the series A preferred stock is outstanding.

Because we may be subject to the "penny stock" rules, you may have difficulty in selling our common stock.

      If a public market develops for our common stock and if our stock price is less than $5.00 per share, our stock may be subject to the SEC's penny stock rules, which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our common stock and may affect your ability to sell any common stock you may own.

      According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

   o Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

   o Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

   o "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

   o Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

   o The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

As an issuer of "penny stock" the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

      Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon an claim that the material provided by us, including this current report on Form 8-K, contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

      Historically, there has been volatility in the market price for common stock of companies such as us. Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the termination or expiration of existing license agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially. Further, since a majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter, the underutilization of our technical personnel may cause significant variations in our operating results in any particular quarter and could result in losses for the quarter.

We cannot predict when or whether an active market for our common stock will develop.

      In the absence of an active trading market, you may have difficulty buying and selling or obtaining market quotations; the market visibility for our stock may be limited, and the lack of visibility for our common stock may have a depressive effect on the market price for our common stock.

Our stock price may be affected by our failure to meet projections and estimates of earnings developed either by us or by independent securities analysts.

      Although we do not make projections relating to our future operating results, our operating results may fall below the expectations of securities analysts and investors. In this event, the market price of our common stock would likely be materially adversely affected.

The registration and potential sale by our stockholders of a significant number of shares could encourage short sales by third parties.

      Because there is no public market for our stock, there may be significant downward pressure on our stock price caused by the sale or potential sale of a significant number of shares pursuant to this prospectus, which could allow short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

      If the selling stockholders sell a significant number of shares of common stock, the market price of our common stock may decline. Furthermore, the sale or potential sale the offered shares and the depressive effect of such sales or potential sales could make it difficult for us to raise funds from other sources.

Because the purchasers of our series A preferred stock have a right of first refusal for future offering of our stock, we may have difficulty in raising additional funds if required for our business.

      The selling stockholders who purchased their securities in our February 2006 private placement, have the right to participate in any future funding. These provisions may prevent us from raising additional funds.

The issuance and sale of the registered common stock could result in a change of control.

      If we issue all of the 10,609,476 shares issuable upon conversion of the series A preferred stock and exercise of the warrants, the 10,609,476 shares of common stock offered by the selling stockholders would constitute 53% of our then outstanding common stock. The percentage would increase to the extent that we are required to issue any additional shares of common stock become upon conversion of the series A preferred stock pursuant to the anti-dilution and adjustment provisions. Any sale of all or a significant percentage of those shares to a person or group could result in a change of control.

                           FORWARD-LOOKING STATEMENTS

      Statements in this prospectus may be "forward-looking statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to product demand, our ability to develop, obtain rights to or acquire new products and successfully market the products, market and customer acceptance, our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, particularly regulations and policies affecting the relationship between the United State and the PRC, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling stockholders of their common stock. If the selling stockholders exercise any warrants, we will receive the amount of the exercise price. The maximum total exercise price is approximately $15.7 million, which we would receive only if all of the warrants were exercised at their present exercise price. Any proceeds which we receive from the exercise of the warrants would be used for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

      The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of March 31, 2006, the number of shares of our common stock that may be offered by the selling stockholders pursuant to this prospectus, the number of shares owned by the selling stockholders after completion of the offering. No selling stockholder will own any shares of our outstanding common stock upon completion of the offering. The table and the other information contained under the captions "Selling Stockholders" and "Plan of Distribution" has been prepared based upon information furnished to us by or on behalf of the selling stockholders.

Name                            Shares Beneficially Owned     Shares Being Sold
----
Barron Partners, LP(1)                          8,892,632             8,892,632
Ray and Amy Rivers, JTWOS                         538,948               538,948
Steve Mazur                                       538,948               538,948
William M  Denkin                                 538,948               538,948
Capital Markets Advisory
 Group, LLC(2)                                     72,000                72,000
Mark Allen                                         20,000                20,000
Nelson Broms                                          200                   200
Pearl Broms                                           200                   200
CFO Managed Fund I, LLC(3)                            200                   200
Jeffrey Hicks                                         200                   200
Anna Crawford                                         200                   200
Christopher Toppin                                    200                   200
James McKeever                                        200                   200
Antonio A. Yenidjeian                                 200                   200
Stephen Hieber                                        200                   200
Susan Isley                                           200                   200
Gina Pacific                                          200                   200
Joanne Leftwich                                       200                   200
Emilia P. Cantelio                                    200                   200
Mary Ellen Schloth                                    200                   200
Brenda Garzi                                          200                   200
Joseph Garzi                                          200                   200
Gabrielle Guttman                                     200                   200
Brittany Moss                                         200                   200
Jennifer Rasmussen                                    200                   200
Brooke Rodgerson                                      200                   200
John Rodgerson                                        200                   200
Erika Magnussen                                       200                   200
Zoe Hicks                                             200                   200
Ellen Hicks                                           200                   200
Carol Hicks                                           200                   200
Bradley Hicks                                         200                   200
Mary Hicks                                            200                   200
Taylor Hicks                                          200                   200
Jonathan Hicks                                        200                   200
Lori Cipot                                            200                   200

Tonya Toriari                                         200                   200
Sarah Licata                                          200                   200
Debra Case                                            200                   200
Claire Byl                                            200                   200
Kendall Byl                                           200                   200
Tracy Byl                                             200                   200
Michael Byl                                           200                   200
Jean McKeever                                         200                   200
Larry Ditkoff                                         200                   200
Henry Sargent                                         200                   200

----------
(1) Mr. Andrew B. Worden, president of the general partner of Barron Partners, has sole voting and dispositive power over the shares beneficially owned by Barron Partners.
(2) Mr. Stephen Hicks has sole voting and dispositive power over the shares beneficially owned by Capital Markets.
(3) Mr. William Schloth has sole voting and dispositive power over the shares beneficially owned by CFO Managed Fund I LLC.

      The shares of common stock being offered by Barron Partners, Ray and Amy Rivers, JTWOS, Steve Mazur and William M Denkin represent the shares of common stock issuable upon conversion of the series A preferred stock and warrant that were issued in the February 2006 private placement. See "Selling Stockholders - February 2006 Private Placement" for information relating to the shares of common stock issuable to them.

      The purchase agreement, the certificate of designation relating to the series A preferred stock and the warrants all provide that the preferred stock cannot be converted and the warrant cannot be exercised to the extent that the number of shares of common stock held by the selling stockholder and his affiliates after such conversion or exercise would exceed 4.9% of the outstanding common stock. Beneficial ownership is determined in the manner provided in Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13d-3 of the SEC thereunder. This provision, which cannot be modified, limits the ability of the holders of the series A preferred stock and warrants to convert their shares of series A preferred stock and exercise their warrants. Based on our outstanding common stock on March 31, 2006, of 7,380,000 shares, Barron Partners, Ray and Amy Rivers, Steve Mazur and William M Denkin would not be able to convert series A preferred stock or exercise warrants for more than 361,620 shares of common stock. This limitation applies separately to each of these selling stockholders. As the number of shares of common stock increases, whether upon conversion of series A preferred stock, exercise or warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the February 2006 private placement transfers its or his shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

      None of the selling stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates, except that Capital Markets was our principal stockholder and, in connection with the reverse acquisition, sold 928,000 shares of commons stock to us for $200,000, which was paid from the proceeds of the sale of the series A preferred stock.

February 2006 Private Placement

      In February 2006, we issued to Barron Partners, Ray and Amy Rivers, JTWOS, Steve Mazur and William M Denkin an aggregate of 3,120,000 shares of series A preferred stock, and warrants to purchase an aggregate of 7,389,674 shares of common stock. The following table sets forth, for each of the purchasers in the February 2006 private placement, the number of shares of common stock issuable upon conversion of the series A preferred stock, and upon exercise of the warrants, together with the total number of shares of common stock issuable upon conversion of the series A preferred stock and upon exercise of the warrants, and the purchase price paid by the purchaser.

                              Preferred       $1.75                        Total
                              ---------      ------                        -----
Name                              Stock    Warrants   $2.50 Warrants      Shares   Investment
----                              -----    --------   --------------      ------   ----------
Barron Partners               2,640,000   3,126,316        3,126,316   8,892,632   $3,300,000
Ray and Amy Rivers, JTWOS       160,000     189,474          189,474     538,948     $200,000
Steve Mazur                     160,000     189,474          189,474     538,948     $200,000
William M Denkin                160,000     189,474          189,474     538,948     $200,000

      Pursuant to the preferred stock purchase agreement relating to the issuance of the series A preferred stock and warrants in the February 2006 private placement:

      o We agreed that, within 70 days from the closing date, February 8, 2006, we will have appointed such number of independent directors that would result in a majority of our directors being independent directors, that our audit committee would be composed solely of independent directors and our compensation committee would have a majority of independent directors. Our failure to meet these requirements would results in the payment of liquidated damages that are to be paid by the issuance of additional shares of series A preferred stock.

      o We and the investors entered into a registration rights agreement pursuant to which we agreed to file, within 60 days after the closing, the registration statement of which this prospectus is a part. Since the closing was on February 8, 2006, we were required to file the registration statement by April 10, 2006 and have the registration statement declared effective within 120 days thereafter. We will be required to issue 1,025 shares of series A preferred stock for each day of the delay in filing or and each date after the required effective date. However, if the registration statement is declared effective by the required effective date, no shares will be issued as a result in the date in filing.

      o   The investors have the right to participate in any future financing.

      o We are required to elect a chief financial officer who is familiar with both the conduct of business in China and the SEC's rules and regulations relating to accounting, financial statements and accounting controls within fifteen days after closing. We are not in compliance with this provision.

      o With certain limited exceptions, if we issue stock at a purchase price or warrants or convertible securities at an exercise or conversion price which is less than the conversion price of the series A preferred stock or the exercise price of the warrants, the conversion price and exercise price will be reduced to such lower price.

      o If our earnings before interest, taxes, depreciation and amortization ("EBITDA") for 2005 are less than $5,650,000, there would be a reduction in the conversion price of the series A preferred stock and the exercise price of the warrants. Since our EBITDA was greater than that amount, no adjustment was required.

      o If our pre-tax income per share for 2006 is less than $0.40, the conversion price of the series A preferred stock and the exercise price of the warrants is reduced proportionately by the percentage shortfall, up to a maximum of 50%. Fully-diluted pre-tax income per share is based on the number of outstanding shares of common stock plus all shares of common stock issuable upon conversion of all outstanding convertible securities and upon exercise of all outstanding warrants, options and rights, regardless of whether (i) such shares would be included in determining diluted earnings per share and (ii) such convertible securities are subject to a restriction or limitation on exercise.

                              PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. Our common stock is not presently traded on any market, and none of our outstanding shares may be sold except pursuant to a registration statement. As a result, it will be necessary for the selling stockholders to sell a portion of their shares if a market is to be created. The selling stockholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be.

      Because of the limitation whereby Barron Partners, Ray and Amy Rivers, Steve Mazur and William M Denkin cannot hold more than 4.9% of our stock, there is a limit on the number of shares that any of them may sell at any time. Assuming a market for the common stock develops, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

      o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      o block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o   privately negotiated transactions, including gifts;

      o   covering short sales made after the date of this prospectus.

      o pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

      o   a combination of any such methods of sale; and

      o   any other method of sale permitted pursuant to applicable: law.

      The selling stockholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

      See "Selling Stockholders" for information concerning the restriction on the right of the holders of the series A preferred stock and certain of the warrants to convert the shares of series A preferred stock and to exercise warrants if such conversion or exercise would result in the holder and his or its affiliates beneficially owning more than 4.9% of our common stock.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling stockholder of the series A preferred stock, warrants or the common stock issuable upon conversion or transfer the series A preferred stock or warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling stockholder.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

      Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                 MARKET FOR COMMON STOCK AND STOCKHOLDER MATTERS

      There is no market for our common stock

      As of March 31, 2006, we had approximately 50 record holders of our common stock.

      We have not paid dividends on our common stock, and the terms of certificate of designation relating to the creation of the series A preferred stock prohibit us from paying dividends. We plan to retain future earnings, if any, for use in our business. We do not anticipate paying dividends on our common stock in the foreseeable future.

      See "Selling Stockholders" for information relating to the issuance of stock since our organization.

Equity Compensation Plan Information

      The following table summarizes the equity compensation plans under which our securities may be issued as of March 31, 2006.

                                                                                  Number of securities
                                  Number of securities to   Weighted-average      remaining available
                                  be issued upon exercise   exercise price of     for future issuance
                                  of outstanding options    outstanding options   under equity
       Plan Category              and warrants              and warrants          compensation plans
       -------------              -----------------------   -------------------   ------------------
Equity compensation plans               -0-                           --                      --
approved by security holders
Equity compensation plan not      1,280,000                          $1.25                 295,000
approved by security holders

      The 2006 long-term incentive plan was approved by the board of directors, subject to stockholder approval, and the outstanding options are subject to stockholder approval of the plan. The plan has not yet been submitted to the stockholders for their approval.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

      The following discussion of the results of our operations and financial condition should be read in conjunction with the financial statements of Konzern and the related notes, which appear elsewhere in this prospectus. The following discussion includes predictive statements. For a discussion of important factors that could cause actual results to differ from results discussed in the predictive statements, see "Forward Looking Statements."

Overview

      Prior to July 25, 2000, our business was conducted as a state-owned medicine company in Guangzhou Province, PRC. On July 25, 2000, Konzern was privatized, in a transaction by which our principal stockholders acquired the equity in Konzern. We are a distributor of medical products, including traditional pharmaceutical medicines, traditional Chinese medicine (finished medicine made of Chinese herbs), Chinese herbs and nutritional supplements.

      In February 2006, Konzern received a business license to operate as a wholly-foreign owned enterprise, commonly known as a WFOE, and we own 100% of Konzern and Konzern's business became our sole business.

      Our business is dependent upon our ability both to acquire our products and sell our products in the Chinese markets. We generally have one-year contracts with our suppliers and our customers. Our five largest suppliers accounted for 74% of our purchases for both the year ended December 31, 2005 and the year ended December 31, 2004. Our agreements with our suppliers generally provide that the suppliers will provide us with the products we order. None of our supply agreements has any minimum purchase requirements on our part; however, we are frequently required to make a significant downpayment at the amount of $150,000 to $250,000 for one year's purchase with our large suppliers when we place an order at the beginning of each year. At December 31, 2005, we have nationwide exclusive sales right from our suppliers for four of their products.

      Our contracts with our customers do not provide for minimum purchases, and our customers are not restricted from purchasing competitive products from others. Our customers are typically wholesale medical products companies, hospitals and retail drug stores. Our five largest customers accounted for 88% of our revenue for the year 2005 and 37% of our revenue for the year ended December 31, 2004.

      Under the laws of the PRC, we are required to have a license to distribute our products and our suppliers are required to have a license to sell the products to us. Both we and our suppliers have the required licenses. All of our suppliers and customers are in China.

      Prior to 2004, we did not engage in any research and development activities. Commencing in 2004, we commenced a research and development program in cooperation with the pharmaceutical department of Nanhua University. Pursuant to our agreement with Nanhua, we design, fund, supervise and participate in the research and development project at Nanhua University's facilities. We incurred research and development expenses of approximately $478,590 during the year 2005 and approximately $527,973 in the year 2004. Our development effort has concentrated on potential new medical products for which we have received or have applications pending for patents; however, to date we have not generated any revenue from these new products because the new products are pending clinical trials and other necessary regulatory compliance before they can be put into production.

      Since our business is conducted in the PRC, all of our transactions are accounted for in Chinese Yuan. Our financial condition and the results of our operations, expressed in terms of United States dollars, is dependent upon the applicable currency exchange rate, which can change significantly from period to period and may be affected by the relationship between the United States and the PRC.

      Prior to the reverse acquisition, we made distributions to our stockholders in the amounts of $3.1 million for the year ended December 31, 2005 and $2.6 million for the year ended December 31, 2004.

Critical Accounting Policies and Estimates

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. We believe the following are the critical accounting policies that impact the financial statements, some of which are based on management's best estimates available at the time of preparation. Actual experience may differ from these estimates.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Accounts Receivable - During the normal course of business, we extend unsecured credit to our customers, and we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate at the end of the period. We record an allowance for bad debts that ranges from 0.3% to 1.0% of our outstanding accounts receivable at the end of the period in accordance with generally accepted accounting principles in the PRC, and we consider that allowance to be reasonable at December 31, 2005 and December 31, 2004.

      Intangibles - Under the Statement of Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," all goodwill and certain intangible assets determined to have indefinite lives will not be amortized, but will be tested for impairment at least annually. Other intangible assets will be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets."

      Revenue Recognition - We recognize revenue when all four of the following criteria are met: (i) persuasive evidence has been received that there is an enforceable agreement; (ii) the products have been delivered or the services have been performed; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured. Payments received prior to the time that these criteria have been met are treated as deferred revenue.

      Sales revenue represents the invoiced value of the goods, net of a value-added tax ("VAT"). All of our products that are sold in the PRC are subject to a VAT at the rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by us on raw materials and other materials included in the cost of producing our products.

      Concentrations and Credit Risks - For the years ended December 31, 2005 and 2004, all of our sales were to companies located in the PRC and all of our assets were located in the PRC. Our operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the Chinese government has pursued economic reform policies in the past, we cannot assure you that the Chinese government will continue to pursue such policies or that such policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affect China's political, economic and social conditions. We can give no assurance that the Chinese government's pursuit of economic reforms will be consistent or effective.

      Research and Development Costs - Research and development costs are expensed as incurred. The costs of material and equipment acquired or constructed for research and development and having alternative future uses are classified as property and equipment and depreciated over their estimated useful lives.

      Foreign Currency Translation - Our functional currency is the Chinese Yuan. Our financial statements are translated into United States dollars, using the exchange rates at the end of the period as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the transaction occurred. Net gains and losses resulting from foreign exchange translations are included in the statements of operations and stockholders' equity as other comprehensive income.

      The quotation of the exchange rates does not imply free convertibility. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People's Bank of China. Approval by the People's Bank of China or other institutions requires us to submit a payment application form together with invoices, shipping documents and signed contracts.

New Accounting Pronouncements

      In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Management does not currently believe adoption will have a material impact on our financial position or results of operations.

      In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. Our adoption of SFAS No. 151 is not currently expected to have a material impact on our financial position or results of operations.

      In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment," which amends FASB Statement No. 123 and will be effective for public companies such as us that are small business corporations for interim or annual periods beginning with the first fiscal year which commences after December 15, 2005. The revised standard requires, among other things, that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee's requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. As a result of the reverse acquisition, our adoption of SFAS No. 123(R) will result is compensation expense upon the grant of options or other equity-based incentives. Prior to the reverse acquisition we did not grant any options or other equity-based incentives.

      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

      In March 2005, the FASB published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies that the term, conditional asset retirement obligations, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of 2006. The adoption of this Interpretation is not expected to have a material effect on our financial position or results of operations.

      In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 replaces APB No. 20 ("APB 20") and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No. 154 enhances the consistency of financial information between periods. SFAS No. 154 will be effective beginning with the Company's first quarter of fiscal year 2006. We do not expect that the adoption of SFAS No. 154 will have a material impact on our results of operations, financial position or cash flows.

      In June 2005, the EITF reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements" (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements). EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB's ratification, which was on June 29, 2005. The Company does not anticipate that EITF 05-06 will have a material impact on its consolidated results of operations.

      In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a proposed Interpretation "Accounting for Uncertain Tax Positions--an interpretation of FASB Statement No. 109." Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. We are currently analyzing the proposed interpretation and have not determined its potential impact on our consolidated financial statements. While we cannot predict with certainty the rules in the final interpretation, there is risk that the final interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future inter period effective tax rate volatility.

Results of Operations

      The following table sets forth our statements of operations for the years ended December 31, 2005 and 2004 in U.S. dollars and as a percentage of revenue:

                                           Year Ended December 31,
                                        2005                     2004
                                        ----                     ----
Revenue                         $12,791,031   100.00%   $10,400,325   100.00%
Costs of goods sold               8,656,873    67.68%     7,159,107    68.84%
Gross profit                      4,134,158    32.32%     3,241,218    31.16%
Other operating income            2,134,872    16.69%            --       --
Research and development
 expenses                           478,590     3.74%       527,973     5.08%
Selling expenses                    147,020     1.15%        80,843     0.78%
General and administrative
 costs                              364,150     2.85%       214,680     2.06%
Income from operations            5,279,270    41.27%     2,417,722    23.25%
Other income, net                   410,900     3.21%        12,907     0.12%
Income before income taxes        5,690,170    44.49%     2,430,629    23.37%
(Credit) for income taxes                --       --       (509,031)   -4.89%
Net income                        5,690,170    44.49%     2,939,660    28.27%
Other comprehensive income          101,132     0.79%             -        -
Comprehensive income              5,791,302    45.28%    $2,939,660    28.27%

      Our revenue is derived primarily from the sale of traditional pharmaceutical medicines, traditional Chinese medicines, which are medicines derived from Chinese herbs and nutritional products. The following table sets forth the revenue and percentage of revenue derived from each of these types of products.

                                            Year Ended December 31,
                                          2005                   2004
                                          ----                   ----
Traditional pharmaceutical
medicine                          $10,107,138    79.02%    $7,828,188    75.27%
Traditional Chinese medicine        2,544,013    19.89%     2,255,672    21.69%
Chinese herbs                         138,039     1.08%       307,508     2.96%
Nutritional products                    1,841     0.01%         8,957     0.09%
Total                             $12,791,031   100.00%   $10,400,325   100.00%


Years Ended December 31, 2005 and 2004

      Revenues for the year ended December 31, 2005 were $12.79 million, an increase of approximately $2.39 million, or 23%, from the revenue of approximately $10.4 million for the comparable period of 2004. During 2003, we passed the inspection necessary for us to receive good supply practices certification from the drug regulatory authorities. Some other drug distribution companies did not receive this approval during 2005, and we were able to acquire customers from a number of these other companies. In addition, we obtained the distribution rights for three new products in 2005, which generated significant additional revenues for us. These three products were: Levocarnitine to treat cardiac muscle disease, bone problem and high blood lipid, the sales of which amounted to $1million, our second largest selling product in 2005; Sodium Ozagrel to treat stroke, with sales of $250,275, our fifth largest selling product in 2005; and Konzern Tea Series, a dietary supplement which was put onto the market in October 2005 which we believe has good sales potential, based on the current market response.

      Cost of revenue for the year ended December 31, 2005 was approximately $8.66 million, an increase of approximately $1.5 million, or 21%, from $7.16 million for the year ended December 31, 2004. Our gross margin for the year ended December 31, 2005 was 32.3% as compared with 31.2% for the year ended December 31, 2004. The improvement in our gross margin reflected the increased sales of the two new western-style drugs that we introduced during the year ended December 31, 2005, which have lower production costs per unit than our other products.

      Other operating income of approximately $2.10 million represents the proceeds from the sale of certain technology and know-how on the production of medicines to nonaffiliated drug manufacturers. We had bought the technology in its preliminary stage from other companies and then sold the improved technology to other pharmaceutical companies and helped the buyers go through the approval procedure for the medicine production license from the PRC State Health Department by preparing the required documentation.

      Research and development expenses were approximately $478,590 for the year ended December 31, 2005, a decrease of $49,383, or 9.4%, from $527,973 for the year ended December 31, 2004. The expenses in research and development reflect the expansion of our research and development activities following the initiation of our relationship with the Pharmaceutical Research Institute of Nanhua University.

      Selling expenses were approximately $147,020 for the year ended December 31, 2005, an increase of $66,177, or 81.9%, from $80,843 for the year ended December 31, 2004. General and administrative expenses were $364,150 for the year ended December 31, 2005, an increase of $149,470, or 69.6%, from $214,680 for the year ended December 31, 2004. The increase in selling, general and administrative expenses reflects the additional new products we distributed in 2005, which required additional marketing expenses.

      Interest income and expense and other income were not significant in either the year ended December 31, 2005 or the year ended December 31, 2004.

      The gain of $337,940 in the year ended December 31, 2005 from the disposal of intangible assets reflects the gain from the transfer of technology. We had no comparable gain in the year ended December 31, 2004. The gain on an in-kind distribution of approximately $74,828 for 2005 reflects the gain from the distribution of inventory at fair market value to Konzern's stockholders as part of our distribution to our stockholders.

      In the year ended December 31, 2004, we had a credit for income taxes of $509,031, which resulted from the waiver of income taxes related to a prior period by the Chinese tax authorities . The waiver resulted from a change of status in 2004 from a Chinese-owned business to a foreign joint venture. At that time, we filed a tax clearance report with the local tax authority as if the original company was dissolved and a new joint venture was formed. In order to encourage foreign joint ventures to do business in China, the local tax authority accepted our tax clearance report and treated the joint venture as a new company without any tax liability.

      As a result of the foregoing, our net income increased from $2,939,660 for the year ended December 31, 2004 to $5,690,170 in the year ended December 31, 2005. In the year ended December 31, 2005 we also had a foreign currency translation adjustment of $101,132, which resulted in comprehensive income of $5,791,302.

Liquidity and Capital Resources

      At December 31, 2005, we had working capital of approximately $4.43 million. During the year ended December 31, 2005, we made distributions to our stockholders in the amount of approximately $3.1 million, consisting of $1.9 million in cash and $1.2 million in inventory.

      In the course of our business, we must make significant deposits to our suppliers when we place an order. At December 31, 2005, our advance payments to our suppliers totaled approximately $1.08 million.

      In February 2006, we acquired Konzern in a transaction accounted for as a reverse acquisition. In connection with the reverse acquisition, an investor group invested $3.9 million in the Company, from which the Company received net proceeds of approximately $3.3 million. In connection with the sale of securities to the investor group, we are obligated to register the shares of common stock issuable upon conversion of the series A preferred stock and exercisable upon exercise of the warrants.

      We intend to use our available funds to accelerate the development of new drugs and establish our own production facilities to manufacture our own products. We believe that our operations, together with the net proceeds of the February 2006 private placement, will provide us with sufficient capital to enable us to continue to operate and expand our business for at least the next twelve months; however, to the extent that we make acquisitions, we may require additional capital for the acquisition or for the operation of the combined companies. We cannot assure that such funding will be available.

                                    BUSINESS

      We are a distributor of medical products, including, traditional pharmaceutical medicines, traditional Chinese medicine (finished medicine made of Chinese herbs), Chinese herbs and nutritional supplements. These products include both prescription drugs and over the counter drugs. We purchase our products from Chinese drug manufacturers and other medicine companies, and we sell our products to wholesale distributors, hospitals and retail drug stores.

Products

      We sell more than 1,100 products. Our product lines include traditional pharmaceutical medicines, traditional Chinese herbal medicines, herbs and dietary supplements. Some of our products are available over-the-counter, while others require a prescription. Most of our products are developed and manufactured by other companies; however, we have recently begun to develop our own proprietary products and currently have four products under development.

Traditional Pharmaceutical Medicines. Traditional pharmaceutical medicine accounts for most of our sales, representing sales of approximately $10,107,138, or 79% of revenue, for the year ended December 31, 2005, and $7.8 million, or 75.3% of revenue, for the year ended December 30, 2004. We do not market or advertise our medical products for specific uses or conditions. The uses of our products described below are based on our understanding of the general uses of the medical products and the usages that have been approved by the State Food and Drug Administration Bureau of the PRC.

Our five largest selling traditional pharmaceutical medicines for the year ended December 31, 2005, together with the sales volume for the period, are:

      o Lopamidol, a liquid medication which is used for stomach radiography, which accounted for sales of approximately $3.4 million.

      o Levocarnitine, which is used for cardiac muscle disease, bone problem and high blood lipid which is given by injection, which accounted for sales of approximately $1million.

      o SonoVue, which is used in ultrasound radiography, which accounted for sales of approximately $625,258.

      o Cinepazide maleate injection, which is used in the treatment of vascular sclerosis and accounted for sales of approximately $314,065.

      o Sodium Ozagrel for injection, which is used in the treatment of stroke and accounted for sales of approximately $250,275.

      We do not have exclusive distribution rights in the PRC to any of these products, except Lopamidol. Although these drugs are traditional pharmaceutical medicines, they are not products which are sold in the United States or Europe, but are products that are used in the Chinese market.

      Traditional Chinese Herbal Medicines. Our five largest traditional Chinese medicines for the year ended December 31, 2005, together with the sales volume for the period, are:

      o Xue shuan tong, which is used for stroke, accounted for sales of approximately $556,110.

      o Qianbai biyan tablet, which is used for rhinitis, accounted for sales of approximately $312,867.

      o Qingre sanjie table, which is used for the common cold, accounted for sales of approximately $265,319.

      o Chuanbei piba gao, which is used for coughs, accounted for sales of approximately $229,023.

      o Zhachong shisanwei, which is used for the common cold, accounted for sales of approximately $191,078.

Herbs and Dietary Supplements. We also sell a range of Chinese herbs, which accounted for sales of approximately $138,039 for the year ended December 31, 2005, and dietary supplements, which accounted for nominal sales.

Principal Suppliers

Our five largest suppliers, which were the same in both 2005 and 2004, accounted for 74% of our purchases in each of 2005 and 2004. Among them, our two largest suppliers, accounted for 59% of our purchases for 2005 and 53% of our purchases for 2004. Our five largest suppliers are Shanghai Bracco Sine Pharmaceutical Corporation, Guangzhou Pharmaceutical Holdings Limited, Guangzhou Qixing Pharmaceutical Co., Ltd., Guangdong Shunfeng Pharmaceutical Co., Ltd., Guangxi Wuzhou Medicine Group Distribution Co., Ltd.. Our two largest suppliers for 2005 are Shanghai Bracco Sine Pharmaceutical Corporation, which accounted for 32% of our purchases, and Guangzhou Pharmaceutical Holdings Limited, which accounted for 27% of our purchases. Our agreements with our suppliers generally have a term of one year and provide that the suppliers will provide us with the products we order. None of our supply agreements has any minimum purchase requirements on our part; however, we are frequently required to make a significant down payment, in the amount of $150,000 to $250,000, for one year's purchase with our large suppliers when we place an order at the beginning of each year. We believe that we have alternative suppliers for each of our products.

Marketing, Principal Customers

      We have a staff of approximately 70 marketing and sales personnel. We do not sell to end users, and we do not advertise our products. We generate business by marketing directly to wholesale medical products companies, hospitals and retail drug stores, which constitute substantially all of our customers. We had a distribution network in place when Konzern was privatized in 2000, and we used this network as the basis of our current distribution network. We also market our products at two national medicine trade shows. We generally sell our products pursuant to one-year contracts, which do not include any minimum purchase requirements. Hospitals are our end-customer; however, we sell our products through large medicine companies because hospitals usually demand up to six months payment period; by selling through large medicine companies, we have been able to collect on our accounts within a shorter period of time. Our five largest customers accounted for 88% of our revenue for the year ended December 31, 2005 and 37% of our revenue for the year ended December 31, 2004. Among them, our two largest customers accounted for 72% and 25% of our revenue for the years ended December 31, 2005 and 2004. Our two largest customers for 2005 are Guangdong Sanhong Medicine Co., Ltd., which accounted for 42% of revenue, and Guangdong Saikang Medical Co., Ltd., which accounted for 30% of revenue.

Customer Support

      We contact the end-customers directly to collect their feedback on the quality of our products and distribution services. All of our 70 sales and marketing persons are responsible for providing support services, including on-site visiting to the hospitals and contacting the medicine companies in order to receive timely feedback. In addition, our on-staff physician will also communicate with the hospitals regarding dosages, side-effects and patients' feedback on particular products.

Seasonality of Business

      Sales are usually highest in the fourth quarter of each year because most of the medicine companies and hospitals buy some inventory which they deem useful and promising at the end of each year. Sales in the first quarter are usually the lowest due to the traditional Chinese Spring Festival, when only patients with very serious disease ask for immediate treatment.

Competition

      Competition in the sale of medical products is intense. There are a large number of companies that are licensed to sell medical products in China. We believe that our major competitors are large, state-owned medicine distributors, such as Guangzhou Medicine Company, Guangzhou Medicine Import and Export Corporation and Guangdong Pharmaceutical Co., Ltd. They have strong capital support, which enables them to send medicines to hospitals and collect the resulting accounts receivable six months later. They also are allowed to sell anesthetic products, a right granted only to state-owned companies; however, such state-owned companies do not have their own research and development facilities, and most of them do not provide after-sale customer services, which we believe gives us a competitive advantage.

      We have the sole distribution rights to medical products sold by our five largest suppliers, which we believe assists us in marketing our products; however, since other distributors offer comparable products, our ability to compete successfully is also dependent upon other factors, such as price and the ability to provide timely delivery. We believe that our ability to develop proprietary products will improve our competitive position; however, we cannot assure you that we will be successful in developing business in the face of continuing competition.

Research and Development Activities

      Prior to 2004, we did not engage in any research and development activities. We intend to increase our efforts to develop proprietary products. On October 8, 2003, we entered into an agreement to establish a cooperative relationship with the Pharmaceutical Research Institute of Nanhua University. Under the Agreement, we and Nanhua University jointly set up a new medical research facility. We finance the research, which includes paying the salary of the research personnel, who are mainly professors at Nanhua University, in return for ownership rights to the new medicines developed. The Center has been developing four products: Yutian Capsule for lung cancer treatment, Dioscorea Collettii Hook F Extraction for high blood pressure treatment, EGFR Test kit for lung cancer testing, Multi Functional Peptide Derivative for intestine cancer treatment. All four medicines are currently in the lab study and testing period, and we cannot assure you that we will generate a marketable product. We also have an agreement with Guangzhou Laitai Pharmaceutical Co., Ltd.. Pursuant to this agreement, we are financing the development by Laitai Pharmaceutical of new drugs. If these drugs are approved by the State Food and Drug Administration, we will have the exclusive distribution right for the drugs for a period of ten years.

Intellectual Property

      We have patents pending for seven of our products. These patents have been approved by the State Health Department, pending approval of the National Intellectual Property Bureau of the PRC. The patents are for products designed to treat the following conditions:

      o Yutian capsule, a preparation made of slug for use in treating lung cancer, chronic bronchitis and bronchial asthma.

      o Xiao Shu Oral Liquid, an oral medication designed to reduce the effects of heat exhaustion.

      o Qu Shi Qing Chang Du Oral Liquid, an oral medication to treat constipation.

      o   Jian Pi Xiao Ji Oral Liquid, an oral medication to treat indigestion.

      o Bao Chu Dan Oral Liquid, an oral medication designed to improve kidney functions.

      o   Niu Pi Tang oral medication to relieve tired and strained eyes.

      o A chewing gum which is designed to reduce the effects of radiation from the computer monitor and relieve tired and strained eyes.

      We hold the trademark "Konzem" in the PRC. The discrepancy between the registered trademark "Konzem" and the Company's name resulted from a spelling error by the trademark agent. Until the error is corrected, we may not be able to enforce any trademark rights with respect to the name under which we conduct business in the PRC. Trademarks issued in the PRC have an initial term of ten years with the right to renew for an additional ten years. We have applied for trademarks in the PRC for ten of our products, which are pending the approval from the PRC Trademark Offices:

Government Regulation

      The operation of any business in the PRC, including the manufacture or distribution of drugs, is subject to government regulations. These regulations cover a wide range of products, from Chinese herbal products sold over-the-counter to pharmaceutical products which require a prescription. The manufacture and sale of drugs in the PRC is governed by the Drug Administration Law. We do not manufacture any drugs, but all of our drugs are manufactured at a facility which has received a permit to operate a drug manufacturing facility. As a distributor of drugs, we are required to obtain a permit from the drug regulatory department of the government of the province, autonomous region or municipality directly under the Central Government, where we are located. We have obtained a permit to operate as a distributor, Certificate for Drug Distribution, from Guangdong Food and Drug Administration with a five year term commencing from December 28, 2004 to December 27, 2009. The scope is the purchase of traditional Chinese medicine materials; wholesale of traditional Chinese medicine, chemical medicine materials and the related medicines, antibiotics and the related medicines. In addition, we received a Certificate for Health issued by Guangzhou Health Bureau with a term of four years, commencing from July 19, 2005, which grants us the right to engage in the wholesale of marketing and distribution of health care foods. In the event that we expand our business scope to manufacture our proprietary medicines, we will require a certificate for the manufacture of medicine.

      The Drug Administration Law also governs other aspects of the drug manufacturing and distribution business, including packaging, labeling, advertising and pricing. The Drug Administration Law and the Pricing Law of the PRC provide for the government to rationally fix and adjust the prices, in order to ensure that price is commensurate with quality, eliminate excessively high price, and protect the legitimate interests of users. In general, the prices of our products are determined by us and our customers on the basis of negotiation due to the fact that our customers are not the end user. We are required to operate in accordance with good supply practice for pharmaceutical products, and we are subject to inspections organized by the local drug regulatory department of the people's government of the province, autonomous region or municipality directly under the Central Government. We received the certificate for good supply practice issued by Guangdong Province Administration Bureau for Drugs with a term of five years commencing from November 19, 2003 to November 18, 2009. The scope in the certificate for good supply practice conforms to the distribution scope of the certificate for drug distribution.

      The Drug Administration Law provides for penalties for manufacturing or distributing drugs without obtaining the necessary certificate. If a distributor distributes drugs without the certificate, the distributor is banned, the drugs illegally produced or sold and the illegal gains therefrom confiscated, and the distributor may be fined not less than two times but not more than five times the value of the drugs (including the drugs sold and not sold). If a crime is constituted, criminal penalties may be given in accordance with law. The law also applies to cases involving the sale of substandard or counterfeit drugs.

      Before any new pharmaceutical product can be marketed it must undergo testing. The dossier on the research and development of a new drug, including the manufacturing process, quality specifications, results of pharmacological and toxicological study and related data, as well as samples, must be submitted to the drug regulatory department under the State Council for approval in accordance with the regulations of such department before clinical trials can be conducted. Measures for verifying the qualifications of clinical study institutions for drugs are formulated jointly by the drug regulatory department and the administrative department for health under the State Council. When a new drug has gone through clinical trials and passed the evaluation, a new drug certificate is issued upon approval by the drug regulatory department under the State Council.

      In order to market a new drug, we must first obtain government approval for the clinical trial, as described in the preceding paragraph. The government authority issues a list of hospitals which are qualified to conduct the clinical trial, and we select one or more hospitals from such list. If the results of the test are accepted by the State Food and Drug Administration, we must then apply for a production license so that the drug can be produced at a licensed manufacturing facility. According to the relevant laws and regulations, the drug certificate may be revoked if the drug is found to cause adverse pharmacological effects or is found to be harmful to patients' health, or if it is found that other activities engaged in with respect to manufacturing and marketing the drug are in violation of the laws. The drug certificate sets forth the approved use of the drug. Four new products are currently being developed by the Center, which are subject to the clinical trial process herein described after completion of lab testing.

Employees

      As of March 31, 2006, we had 105 employees, of whom 25 are executive and administrative personnel, 10 are research and development staff and 70 are marketing and sales personnel.

Risk of Loss and Liability

      The standard contracts between with our customers do not specify the risk of loss allocation; however, the transportation company is generally responsible for losses and damages which occur during the process of transportation. In the event that a problem arises which necessitates recalling a product, any liability associated with the recall or use of the product will be apportioned among the various parties involved in the commercialization and distribution of the product as may be determined by testing the recalled product.

      We do not carry any product liability or other similar insurance. While product liability lawsuits in the PRC are rare and we have never experienced significant problems with any of our products, there can be no assurance that we would not face liability in the event that any of our products is found to be ineffective, harmful, unsafe, defective or tainted.

Legal Proceedings

      As of the date of this prospectus, we are not subject to any legal proceedings.

Property

      We lease approximately 4,500 square feet of office space at Room 702 Guangri Mansion No. 8, South Wuyang Xin Chengsi, Guangzhou, China from Guangzhou Carpentry Company pursuant to a three-year lease which expires on August 31, 2006, pursuant to which we pay a current annual rate of approximately $50,000. We also lease approximately 9,688 square feet of warehouse space in 67 Shahe Road, Tianhe District, Guangzhou City pursuant to a one-year lease expiring December 31, 2006, for which we pay rent at the annual rate of approximately $20,250. We also utilize office space in Princeton Junction, New Jersey from an affiliate of Meiyi Xia, our vice president, for which we pay rent of $500 per month.

      We believe that our facilities are adequate for the conduct of our business for the foreseeable future.

                                   MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

    Name                  Age              Position
Senshan Yang              45               Chief executive officer and director
Minhua Liu                38               Executive vice president and director
Huizhen Yu                26               Chief financial officer
Meiyi Xia                 55               Vice president
Lin Li                    36               Vice president and Secretary

      Mr. Senshan Yang has been our chief executive officer since February 8, 2006 and a director since February 10, 2006. He has been chairman and general manager of Konzern since July 2000. For almost 20 years prior thereto, Mr. Yang served as a manager associate for Guangdong Maoming Petroleum Corporation, a state-owned company. Mr. Yang obtained his bachelor's degree from South China University of Technology in 1981.

      Ms. Minhua Lin has been our executive vice president and a director since February 8, 2006 and a director since February 10, 2006. She has been vice general manager of Konzern since July 2000. For two years prior thereto, she served as a company herbalist doctor for China Military Science Qiming Research Center in Beijing, responsible for all the health care of all staff of the research center. Ms. Liu obtained her bachelor's degree from Beijing College of Traditional Chinese Medicine in 1992

      Ms. Huizhen Yu has been our chief financial officer since February 10, 2006. She has been chief financial officer of Konzern since October 2002. From 2000 until 2002, Ms. Yu was an accountant for Shenzhen Liuge Bicycle Equipment Co., Ltd., and from 1997 to 2000, she was an accountant for Guangzhou JoinWin Consultancy Ltd. She received her bachelor's degree from Jinan University in Guangzhou and middle level accountant certificate in China in 2002.

      Ms. Meiyi Xia has been vice president since March 22, 2006, having served as our president and from February 7, 2006 until March 21, 2006, and a director from February 7 through February 10, 2006. Ms. Xia has been a partner of Princeton Capital Group since December 2005 and a partner of Spring Asset Management LLC since November 2003. From January 2004 to December 2005, Ms. Xia was chief executive officer of AiDi Financial Investment LLC, an financial consulting company working mainly with companies in the Peoples Republic of China. From July 2002 until January 2004, she was a financial advisor at Morgan Stanley. From January 1999 until June 2002, she was president of Asia Pacific Consulting and Asia Pacific Securities, a broker dealer. She obtained her MBA from Long Island University and Diploma of Graduate School in Financial Management from Scuola Mattei, Milan, Italy. Ms. Xia devotes only a portion of her time to our business.

      Ms. Lin Li has been vice president and secretary since February 8, 2006. Ms. Li has been a partner of Princeton Capital Group since December 2005. From January 2005 until December 2005, Ms. Li was an executive assistant at AiDi Financial Investment LLC. From 2003 to 2004, Ms. Li was a financial analyst at NYU Medical Center. From 2002 to 2003, she was an accountant for Princeton Ecom Corporation, a information technology company, and from 2000 to 2001 she was an accountant for Genesis Health Ventures, a senior health care provider. Ms. Li obtained her MBA degree from University of Delaware and Bachelor of Science degree in finance from Renmin University of China. Ms. Li devotes only a portion of her time to our business.

      Minhua Lin and Junhua Liu are sister and brother. There are no other relationships among our officers, directors and principal stockholders.

      Pursuant to the purchase agreement for the February 2006 private placement, we agreed that, within 75 days from the closing date, February 8, 2006, we will have appointed such number of independent directors that would result in a majority of our directors being independent directors, that the audit committee would be composed solely of independent directors and the compensation committee would have a majority of independent directors. Our failure to meet these requirements would results in the payment of liquidated damages that are to be paid by the issuance of additional shares of series A preferred stock. We are in the process in seeking independent directors in order to enable us to comply with this requirement.

Committees

      Our board of directors has no separate committees and it acts as the audit committee. We have no qualified financial expert at this time because we have not been able to hire a qualified candidate. We intend to search for qualified individuals to serve as independent directors and members of an audit and compensation committee.

Section 16(a) Compliance

      Section 16(a) of the Securities Exchange Act of 1934, requires our directors, executive officers and persons who own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. To our knowledge, during the calendar year ended December 31, 2005, the Forms 3 filed on September 29, 2005 by Capital Markets Advisory Group and on September 26, 2005 by Allen Mark were filed late.

Compensation

                           Summary Compensation Table

      The following table presents compensation information related to our chief executive officer for 2005, 2004 and 2003. No other officer received compensation in excess of $100,000 for those years.

                                                                          Other
                                                                          -----
Name and Position                             Year      Salary     Compensation
-----------------                             ----      ------     ------------
Senshan Yang, chief executive officer         2005     $25,488            $ -0-
                                              2004       3,608              -0-
                                              2003       5,562              -0-

      Prior to February 8, 2006, Senshan Yang, Minhua Liu and Junhua Lin were the owners of all of the equity of Konzern. During 2005, Konzern made distributions to its stockholders in the amount of approximately $3.1 million consisting of $1.9 million in cash and $1.2 million in inventory. Konzern made distributions with respect to the year ended December 31, 2004 in the amount of $2.6 million. These distributions were allocated to the equity holders in proportion to their interest in Konzern -- 50% to Mr. Yang, 40% to Ms. Liu and 10% to Mr. Liu.

      No bonuses were paid to any of the officers and no stock or other equity compensation was provided to any of the officers.

Employment Agreements

      We do not have employment agreements with any of our officers except Ms. Minhua Liu, who has a five-year contract pursuant to which she serves as our executive vice president in charge of sales and internal controls at an annual salary of $7,650.

2006 Long-Term Incentive Plan

      In January 2006, we adopted, subject to stockholder approval, the 2006 long-term incentive plan covering 1,575,000 shares of common stock. The plan provides for the grant of incentive and non-qualified options, stock grants, stock appreciation rights and other equity-based incentives to employees, including officers, and consultants. The 2006 Plan is to be administered by a committee of not less than two directors each of which is to be an independent directors. In the absence of a committee, the plan is administered by the board of directors. Independent directors are not eligible for discretionary options. However, each newly elected independent director receives at the time of his election, a five-year option to purchase 30,000 shares of common stock at the market price on the date of his or her election. In addition, the plan provides for the annual grant of an option to purchase 5,000 shares of common stock on April 1st of each year, commencing April 1, 2007. Pursuant to this plan, we granted stock options to purchase an aggregate of 430,000 shares of common stock at $1.25 per share, of which options to purchase 120,000 shares were granted to Meiyi Xia and options to purchase 50,000 shares were granted to Lin Li. On March 22, 2006, we granted Meiyi Xia options to purchase an additional 450,000 shares and Lin Li options to purchase an additional 400,000 shares at $1.25 per share. The options are subject to stockholder approval of the 2006 Plan.

      Options intended to be incentive stock options must be granted at an exercise price per share which is not less than the fair market value of the common stock on the date of grant and may have a term which is not longer than ten years. If the option holder holds 10% of our common stock, the exercise price must be at least 110% of the fair market value on the date of grant and the term of the option cannot exceed five years.

      Option holders do not recognize taxable income upon the grant of such either incentive or non-qualified stock options. When employees exercise incentive stock options, they will not recognize taxable income upon exercise of the option, although the difference between the exercise price and the fair market value of the common stock on the date of exercise is included in income for purposes of computing their alternative minimum tax liability, if any. If certain holding period requirements are met, their gain or loss on a subsequent sale of the stock will be taxed at capital gain rates. Generally, long-term capital gains rates will apply to their full gain at the time of the sale of the stock, provided that they do not dispose of the stock made within two years from the date of grant of the option or within one year after your acquisition of such stock, and the option is exercised while they are employed by us or within three months of the termination of their employment or one year in the event of death or disability, as defined in the Internal Revenue Code.

      In general, upon the exercise a non-qualified option, the option holders will recognize ordinary income in an amount equal to the difference between the exercise price of the option and the fair market value of the shares on the date they exercise the option. Subject to certain limitations, we may deduct that amount an expense for federal income tax purposes. In general, when the holders of shares issued on exercise of a nonqualified stock option sell their shares, any profit or loss is short-term or long-term capital gain or loss, depending upon the holding period for the shares and their basis in the shares will be the fair market value on the date of exercise.

      No options were outstanding at December 31, 2005.

                             PRINCIPAL STOCKHOLDERS

      The following table provides information at to shares of common stock beneficially owned as of March 31, 2006 by:

      o   each director;
      o   each officer named in the summary compensation table;
      o each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and
      o   all directors and executive officers as a group.

                                          Shares of Common Stock
Name                                          Beneficially Owned    Percentage
----                                          ------------------    ----------

Senshan Yang                                           3,265,000         44.2%
Room 702 Guangri Mansion No. 8,
South Wuyang Xin Chengsi,
Guangzhou, China
Minhua Liu                                             2,612,000         35.4%
Room 702 Guangri Mansion No. 8,
South Wuyang Xin Chengsi,
Guangzhou, China
Junhua Liu                                               653,000          8.9%
Room 702 Guangri Mansion No. 8,
South Wuyang Xin Chengsi,
Guangzhou, China
All officers and directors as a group
(four individuals)                                     6,064,500         82.2%


*     Less than 1%.

      Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise or warrants or options or upon conversion of convertible securities if they are exercisable or convertible within 60 days of March 31, 2006.

      Barron Partners owns shares of series A preferred stock and warrants which, if fully converted and exercised, would result in the ownership of more than 5% of our outstanding common stock. However, the series A preferred stock may not be converted and the warrants may not be exercised if such conversion or exercise would result in Barron Partners owning more than 4.9% of our outstanding common stock. This limitation may not be waived.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On February 8, 2006, we purchased 928,000 shares of common stock from Capital Markets for $200,000. The purchase price was funded from the sale of the series A preferred stock and warrants in the February 2006 private placement. At the time of the purchase, Capital Markets owned approximately 97.3% of our outstanding common stock..


      Contemporaneously with the February 2006 private placement, we issued an aggregate of 750,000 shares for services, including 150,000 shares to Meiyi Xia and 37,500 shares to Lin Li. In connection with the February 2006 private placement, we paid a consulting fee of $100,000 to AiDi Financial Investment LLC. Ms. Xia was chief executive officer of AiDi Financial Investment from January 2003 to December 2005.


      Pursuant to the Exchange Agreement we issued the following shares in exchange for all of the equity interest in Konzern.

         Name                                               Shares
         ----                                               ------
         Senshan Yang                                    3,265,000
         Minhua Liu                                      2,612,000
         Junhua Liu                                        653,000

      We received two loans in the amount of $19,898 and $12,500 respectively from an affiliate of one of the founding stockholders. These loans were subsequently paid off when the reverse acquisition on February 8, 2006 took place.

                          DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 90,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share. As of February 10, 2006, we had we 7,380,000 shares of common stock and 3,120,000 shares of series A preferred stock outstanding.

      The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the series A preferred stock, we are prohibited from paying dividends on our common stock while the preferred stock is outstanding. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Our certificate of incorporation gives our board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. Except for the series A preferred stock, we have no present plans to issue any shares of preferred stock.

Series A Preferred Stock

      The certificate of designation for the series A preferred stock provides that:

      o Each share of series A preferred stock is convertible into one share of common stock.

      o If, while investors in the private placement own shares of series A preferred stock, we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (initially $1.25), with certain specified exceptions, the number of shares issuable upon conversion of one share of series B preferred stock is adjusted to reflect a conversion price equal to the lower price.

      o If our earnings before interest, taxes, depreciation and amortization for 2005, computed as provided in the agreement is less than $5,350,000, the conversion price shall be reduced proportionately by 0% if the EBITDA is $5,350,000 and by 30% if EBITDA is $3,955,000 or lower. Since our EBITDA for 2005 was in excess of $5,350,000, there was no adjustment pursuant to this provision.

      o If our fully-diluted pre-tax income, as defined in the agreement, for 2006 is less than $.40 per share, the conversion price shall be reduced proportionately by 0% if the pre-tax income is $.40 or more and by 50% if pre-tax income is $.20 per share or lower.

      o   No dividends are payable with respect to the series A preferred stock.

      o While the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

      o Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $1.25 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

      o The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of the holders of 75% of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter,
          (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend its certificate of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

      o The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders owning more than 4.9% of the outstanding Common Stock. This limitation may not be amended or waived.

      Pursuant to the preferred stock purchase agreement, our board of directors approved, and authorized the submission to stockholders at the next annual or special meeting, an amendment to our certificate of incorporation to add the following provision:

      "The terms and conditions of any rights, options and warrants approved by the Board of Directors may provide that any or all of such terms and conditions may be waived or amended only with the consent of the holders of a designated percentage of a designated class or classes of capital stock of the Corporation (or a designated group or groups of holders within such class or classes, including but not limited to disinterested holders), and the applicable terms and conditions of any such rights, options or warrants so conditioned may not be waived or amended absent such consent."

Delaware Law and Certain Charter and By-law Provisions

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law statute. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's voting stock.

      Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances where such liability may not be eliminated under applicable law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Penny-Stock Rules

      The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions, and is not listed on the a registered stock exchange or the Nasdaq Stock Market (although the $5.00 per share requirement may apply to Nasdaq listed securities) or has net tangible assets in excess of $2,000,000, if the issuer has been in continuous operation for at least three years, or $5,000,000, if the issuer has been in continuous operation for less than three years; or has average revenue of at least $6,000,000 for the last three years.

      As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and may affect your ability to sell our securities in the secondary market and the price at which you can sell our common stock.

      According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

      o Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

      o Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

      o "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

      o Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

      The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

      Purchasers of penny stocks may have certain legal remedies available to them in the event the obligations of the broker-dealer from whom the penny stock was purchased violates or fails to comply with the above obligations or in the event that other state or federal securities laws are violated in connection with the purchase and sale of such securities. Such rights include the right to rescind the purchase of such securities and recover the purchase price paid for them.

      Because our stock is a "penny stock" we do not have the safe harbor protection under federal securities laws with respect to forward-looking statement.

                                     EXPERTS

      The financial statements of Konzern at December 31, 2005 and for the two years in the period then ended, included in this prospectus to the extent and for the periods indicated in its report, have been audited by Moore Stephens Wurth Frazer and Torbet, LLP, independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

      The financial statements of Lounsberry Holdings III, Inc., at December 31, 2005 and for the period February 10, 2005 (inception) to December 31, 2005, included in this prospectus to the extent and for the periods indicated in its report, have been audited by Moore Stephens Wurth Frazer and Torbet, LLP, independent registered public accountants, and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered through this prospectus will be passed on by Katsky Korins LLP.

                           HOW TO GET MORE INFORMATION

      We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission's EDGAR system. You may inspect these documents and copy information from them at the Commission's offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

      We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its website.

      You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                  Page
----------------------------------------------------------------------------------------------------------------- -------
Lounsberry Holdings III, Inc.
-------------------------------------------------------------------------------------------------------------------------
       Report of Independent Registered Accounting Firm                                                           F-2
-------------------------------------------------------------------------------------------------------------------------
       Balance Sheet at December 31, 2005                                                                         F-3
-------------------------------------------------------------------------------------------------------------------------
       Statement of Operations for the Period from February 10, 2005 (inception) to December 31, 2005             F-4
-------------------------------------------------------------------------------------------------------------------------
       Statements of Changes in Stockholders' Deficiency for the Period from February 10, 2005                    F-5
        (inception) to December 31, 2005
-------------------------------------------------------------------------------------------------------------------------
       Statements of Changes in Stockholders' Deficiency for the Period from February 10, 2005 (inception) to     F-6
       December 31, 2005
-------------------------------------------------------------------------------------------------------------------------
       Notes to Financial Statements                                                                              F-7
-------------------------------------------------------------------------------------------------------------------------
Guangzhou  Konzern Medicine Co., Ltd.
-------------------------------------------------------------------------------------------------------------------------
       Report of Independent Registered Accounting Firm                                                           F-10
-------------------------------------------------------------------------------------------------------------------------
       Balance Sheets at December 31, 2005 and 2004                                                               F-11
-------------------------------------------------------------------------------------------------------------------------
       Statements of Income and Other Comprehensive Income for the years ended December 31, 2005 and 2004         F-12
-------------------------------------------------------------------------------------------------------------------------
       Statements of Shareholder's Equity for the years ended December 31, 2005 and 2004                          F-13
-------------------------------------------------------------------------------------------------------------------------
       Statements of Cash Flows for the years ended December 31, 2005 and 2004                                    F-14
-------------------------------------------------------------------------------------------------------------------------
       Notes to Financial Statement                                                                               F-15
-------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lounsberry Holdings III, Inc.

We have audited the accompanying balance sheet of Lounsberry Holdings III, Inc. (a development stage company commencing February 10, 2005) as of December 31, 2005 and the related statements of operations, changes in stockholders' deficiency, and cash flows for the period from February 10, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lounsberry Holdings III, Inc. (a development stage company commencing February 10, 2005) as of December 31, 2005 and the results of its operations and its cash flows for the period from February 10, 2005 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California
March 30, 2006

                          LOUNSBERRY HOLDINGS III, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2005

                                   A S S E T S
                                   -----------

                                                                                     2005
                                                                                   --------
Cash                                                                               $  2,000
                                                                                   --------
     Total assets                                                                  $  2,000
                                                                                   ========

       L I A B I L I T I E S A N D S T O C K H O L D E R S' D E F I C I E N C Y

Loan payable - related party                                                       $ 32,398

                                                                                   --------
    Total liabilities                                                                32,398
                                                                                   --------

STOCKHOLDERS' DEFICIENCY:
  Preferred stock, $.0001 par value; 10,000,000 shares authorized, 0 issued              --
  Common stock, $.0001 par value; 90,000,000 shares authorized,
    1,028,000 issued and outstanding                                                    103
    Paid-in captial                                                                   1,999
    Deficit accumulated during the development stage                                (32,500)
                                                                                   --------
       Total stockholders' deficiency                                               (30,398)
                                                                                   --------

       Total liabilities and stockholders' deficiency                              $  2,000
                                                                                   ========

See report of independent registered public accounting firm
The accompanying notes are an integral part of this statement.

                          LOUNSBERRY HOLDINGS III, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS
     FOR THE PERIOD FROM FEBRUARY 10, 2005 (INCEPTION) TO DECEMBER 31, 20005


FORMATION COSTS                             $    32,500
                                            -----------
NET LOSS                                    $   (32,500)
                                            ===========
WEIGHTED AVERAGE SHARES OUTSTANDING           1,020,222
                                            ===========
BASIC AND DILUTED NET LOSS PER SHARE        $     (0.03)
                                            ===========

See report of independent registered public accounting firm
The accompanying notes are an integral part of this statement.

                          LOUNSBERRY HOLDINGS III, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
     FOR THE PERIOD FROM FEBRUARY 10, 2005 (INCEPTION) TO DECEMBER 31, 20005


                                                                                                    Deficit
                                                                                                  Accumulated
                                                                                                  During the            Total
                                            Number of           Common            Paid-in         Development        Stockholders'
                                             Shares             Stock             Capital            Stage            Deficiency

Common stock issued on February 10,
2005 at $0.0001 per share                   1,020,000         $      102         $       --        $       --         $      102
Common stock issued on December 23,                --
2005 at $0.25 per share                         8,000                  1              1,999                                2,000
Net loss                                                                                              (32,500)           (32,500)
                                           ----------         ----------         ----------        ----------         ----------
BALANCE, December 31, 2005                  1,028,000         $      103         $    1,999        $  (32,500)        $  (30,398)
                                           ==========         ==========         ==========        ==========         ==========

See report of independent registered public accounting firm
The accompanying notes are an integral part of this statement.

                          LOUNSBERRY HOLDINGS III, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
     FOR THE PERIOD FROM FEBRUARY 10, 2005 (INCEPTION) TO DECEMBER 31, 20005


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                            $(32,500)
                                                     --------
  Net cash used in operating activities               (32,500)
                                                     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in common stock                                 102
 Increase in loan payable - related party              32,398
 Proceeds from issuance of common stock                 2,000
                                                     --------
  Net cash provided by financing activities            34,500
                                                     --------
NET INCREASE IN CASH                                    2,000

CASH, beginning of period                                  --
                                                     --------
CASH, end of period                                  $  2,000
                                                     ========


See report of independent registered public accounting firm
The accompanying notes are an integral part of this statement.

                          LOUNSBERRY HOLDINGS III, INC.
           (A Development Stage Company Commencing February 10, 2006)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Organization, Business and Operations

Lounsberry Holdings III, Inc. (the "Company") was incorporated in Delaware on February 10, 2005, with the objective of acquiring, or merging with, an operating business.

At December 31, 2005, the Company had not yet commenced any operations. All activity through December 31, 2005 relates to the Company's formation. The Company selected December 31 as its fiscal year end.

The Company, based on proposed business activities, is a "blank check" company. The Securities and Exchange Commission defines such a company as "a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, other entity, or person," and is issuing "penny stock," as defined in Rule 3a-51-1 under the Securities Exchange Act of 1934. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in its securities, either debt or equity, until the Company concludes a business combination.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation and, to a lesser extent that desires to employ the Company's funds in its business. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings ("Business Combination"). The Company will not restrict its potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business. The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors of the Company.

As described in note 6 - subsequent events, on February 8, 2006 the Company entered into a stock exchange agreement with Guangzhou Konzern Medicine Co. Ltd. ("Konzern"). The merger will be accounted for as a reverse acquisition. The accounting rules for reverse acquisitions require that beginning with the date of the acquisition, February 8, 2006, our balance sheet includes the assets and liabilities of Konzern and its equity accounts are recapitalized to reflect the net equity of Konzern. In the future, our historical operating results will be the operating results of Konzern.

NOTE 2 - Summary of Significant Accounting Policies

Net Loss Per Share

Basic and diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period.

See report of independent registered public accounting firm

                          LOUNSBERRY HOLDINGS III, INC.
           (A Development Stage Company Commencing February 10, 2006)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Loan Payable - Related Party

The Company received two loans in the amounts of $19,898 and $12,500 respectively from an affiliate of one of the Founding Stockholders. These loans were subsequently paid off when the reverse merger took place as described in note 6.

NOTE 4 - Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock have been issued as of December 31, 2005.

NOTE 5 - New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 6 - Subsequent Events

Capital stock exchange

On February 8, 2006, the Company entered into a Stock Exchange Agreement ("Exchange Agreement") with Guangzhou Konzern Medicine Co. Ltd. ("Konzern") and all of the stockholders of all the issued and outstanding capital of Konzern ("Konzern Stockholders"). Under the Exchange Agreement, the Company, at closing, acquired all of the capital of Konzern from the Konzern Stockholders in exchange for 6,350,000 shares of the Company's common stock.

Contemporaneously with the exchange with the Konzern Stockholders, The Company sold to an investor group 3,120,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"), a newly-created series of preferred stock, which are convertible into 3,120,000 shares of common stock, and warrants to purchase an additional 3,694,738 shares of common stock at $1.75 per share and 3,694,738 shares of common stock at $2.50 per share. The warrants have a term of five years and it also provides that, with certain exceptions, if the Company issues common stock at a price, or warrants or other convertible securities with an exercise or conversion price which is less than the exercise price of the warrants, the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case maybe, of such other securities.

See report of independent registered public accounting firm

                          LOUNSBERRY HOLDINGS III, INC.
           (A Development Stage Company Commencing February 10, 2006)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 - Subsequent Events, continued

The conversion rate of the Series A Preferred Stock and the exercise price of the warrants are subject to adjustment in certain events, including the failure to achieve specified levels of adjusted earnings before interest, taxes, depreciation and amortization or fully diluted pre-tax income per share, computed as set forth in the applicable agreements. Further, series A preferred stock can not be converted and warrants can not be exercised if such conversion or exercise would result in the holder and its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date.

The gross proceeds from the sale of the preferred stock and warrants was $3.9 million, from which the Company received net proceeds of approximately $3.4 million.

Capital stock exchange, continued

The Company also  purchased,  for $200,000,  928,000 shares of common stock from
its  then  principal   stockholder  who  is  not  affiliated  with  the  Konzern
Stockholders or any member of the investor group.

Other shares issued

Lounsberry issued 750,000 shares of common stock to individuals for services performed and of which 187,500 shares were issued to Lounsberry's officers.

Long-term incentive plan

Lounsberry also set up 2006 long-term incentive plan (the "Plan") to enable Lounsberry to attract, retain and reward employees of Lounsberry and its subsidiaries and affiliates, and otters who provide services to Lounsberry and its subsidiaries and affiliates, and strengthen the mutuality of interests between such key employees and such other persons and Lounsberry's shareholders, by offering interest or equity-based incentive in Lounsberry, as well as performance-based incentives payable in cash. The total number of shares of common stock reserved and available for distribution under the Plan shall be 1,575,000 shares of stock.

See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Guangzhou Konzern Medicine Co., Ltd.

We have audited the accompanying balance sheets of Guangzhou Konzern Medicine Co., Ltd. as of December 31, 2005 and 2004, and the related statements of income and other comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guangzhou Konzern Medicine Co., Ltd. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California
March 24, 2006

                      GUANGZHOU KONZERN MEDICINE CO., LTD.

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2005 AND 2004

                                   ASSETS
                                   ------

                                                                                   2005              2004

 Cash                                                                           $   91,964        $  243,520
 Accounts receivable, trade, net of allowance for doubtful accounts of $12,333 and $6,839 as of December 31, 2005 and
   December 31, 2004, respectively                                               2,410,824         1,360,929
 Inventories                                                                     1,382,929           763,388
 Other receivables                                                                  38,301             2,178
 Other receivables - related parties                                                    --             2,263
 Advances to suppliers                                                           1,075,546           438,265
 Prepaid expenses                                                                       --            16,612
                                                                                ----------        ----------
    Total current assets                                                         4,999,564         2,827,155

PLANT AND EQUIPMENT, net                                                           330,015           262,282

OTHER ASSETS:
 Intangible asset, net                                                                  --           270,434
                                                                                ----------        ----------

      Total assets                                                              $5,329,579        $3,359,871
                                                                                ==========        ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES:
 Accounts payable, trade                                                        $  170,196        $  477,950
 Short-term loans                                                                   95,480                --
 Other payables and accrued liabilities                                             97,449            45,445
 Customer deposits                                                                  37,292           694,493
 Other taxes payable                                                               170,456            63,102
                                                                                ----------        ----------
   Total current liabilities                                                       570,873         1,280,990
                                                                                ----------        ----------
SHAREHOLDERS' EQUITY:
 Paid-in capital                                                                   121,000           121,000
 Statutory reserves                                                                722,909           722,909
 Retained earnings                                                               3,813,665         1,234,972
 Accumulated other comprehensive income                                            101,132                --
                                                                                ----------        ----------
   Total shareholders' equity                                                    4,758,706         2,078,881
                                                                                ----------        ----------

     Total liabilities and shareholders' equity                                 $5,329,579        $3,359,871
                                                                                ==========        ==========

          See report of independent registered public accounting firm. The accompanying notes are an integral part of this statement.

                      GUANGZHOU KONZERN MEDICINE CO., LTD.

               STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


                                                         2005                 2004
                                                     ------------         ------------
REVENUES                                             $ 12,791,031         $ 10,400,325

COST OF GOOD SOLD                                       8,656,873            7,159,107
                                                     ------------         ------------

GROSS PROFIT                                            4,134,158            3,241,218
                                                     ------------         ------------

OTHER OPERATING INCOME                                  2,134,872                   --
                                                     ------------         ------------
OPERATING EXPENSES
  Research and development expenses                       478,590              527,973
  Selling expenses                                        147,020               80,843
  General and administrative expenses                     364,150              214,680
                                                     ------------         ------------
        Total operating expenses                          989,760              823,496
                                                     ------------         ------------

INCOME  FROM OPERATIONS                                 5,279,270            2,417,722
                                                     ------------         ------------
OTHER INCOME
  Interest income (expenses)                               (1,990)               1,836
  Gain on distribution of dividend in-kind                 74,828               14,339
  Gain on disposal of assets                              337,940                   --
  Other income                                               122               (3,268)
                                                     ------------         ------------
     Total other income                                   410,900               12,907
                                                     ------------         ------------

INCOME BEFORE INCOME TAXES                              5,690,170            2,430,629

CREDIT FOR INCOME TAXES                                        --              509,031
                                                     ------------         ------------

NET INCOME                                              5,690,170            2,939,660

OTHER COMPREHENSIVE INCOME :
  Foreign currency translation adjustment                 101,132                   --
                                                     ------------         ------------

COMPREHENSIVE INCOME                                 $  5,791,302         $  2,939,660
                                                     ============         ============

          See report of independent registered public accounting firm. The accompanying notes are an integral part of this statement.

                      GUANGZHOU KONZERN MEDICINE CO., LTD.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004


                                                                                                        Accumulated
                                                                                                          other
                                                        Paid-in         Statutory        Retained      comprehensive
                                                        capital         reserves         earnings         income          Totals
                                                      -----------      -----------      -----------     -----------     -----------
BALANCE, December 31, 2003                           $   121,000      $   386,148      $ 1,189,905     $         --    $  1,697,053
   Net income                                                                            2,939,660                        2,939,660
   Statutory reserves                                                     336,761         (336,761)                              --
   Distributions                                                                        (2,557,832)                      (2,557,832)
                                                      -----------      -----------      -----------     -----------     -----------
BALANCE, December 31, 2004                               121,000          722,909        1,234,972               --       2,078,881
   Net income                                                                            5,690,170                        5,690,170
   Distributions                                                                        (3,111,477)                      (3,111,477)
   Foreign currency translation adjustments                                                                 101,132         101,132
                                                      -----------      -----------      -----------     -----------     -----------
BALANCE, December 31, 2005                            $   121,000      $   722,909      $ 3,813,665     $   101,132     $ 4,758,706
                                                      ===========      ===========      ===========     ===========     ===========

          See report of independent registered public accounting firm. The accompanying notes are an integral part of this statement.

                      GUANGZHOU KONZERN MEDICINE CO., LTD.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                             2005             2004
                                                                         -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                              $ 5,690,170      $ 2,939,660
 Adjustments to reconcile net income to cash
  provided by (used in) operating activities:
    Depreciation and amortization                                            104,890          122,018
    Gain on sale of intangible assets                                        (337,940)              -
    Gain on distributions of dividends in-kind                               (74,828)         (14,339)
    Allowance for doubtful accounts                                            5,248            4,772
 Change in operating assets and liabilities:
  (Increase) decrease in assets:
    Accounts receivable, trade                                            (1,006,814)        (954,418)
    Inventories                                                           (1,539,182)        (596,007)
    Other receivables                                                        (35,551)          (1,425)
    Other receivables - related parties                                        2,286           (2,263)
    Advances to suppliers                                                   (617,422)         371,933
    Prepaid expenses                                                          16,779            3,932
 Increase (decrease) in liabilities:
    Accounts payable, trade                                                 (315,015)         433,461
    Other payables and accrued liabilities                                    50,147           16,539
    Other payables - related parties                                              --          (12,100)
    Customer deposits                                                       (664,739)         694,493
    Income taxes payable                                                          --         (401,938)
    Other taxes payable                                                     (105,058)          49,048
    Deferred tax liabilities                                                      --         (107,092)
                                                                         -----------      -----------
     Net cash provided by operating activities                             1,172,971        2,546,274
                                                                         -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of intangible assets                                     612,526               --
 Purchase of equipment                                                      (166,914)          (8,722)
                                                                         -----------      -----------
        Net cash provided by (used in) investing activities
                                                                             445,612           (8,722)
                                                                         -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from short-term loan                                                95,095               --
 Payments on short-term loan                                                      --         (121,000)
 Distributions                                                            (1,892,422)      (2,321,882)
                                                                         -----------      -----------
        Net cash used in financing activities
                                                                          (1,797,327)      (2,442,882)
                                                                         -----------      -----------
EFFECT OF EXCHANGE RATE ON CASH                                               27,188               --
                                                                         -----------      -----------
INCREASE (DECREASE) IN CASH                                                 (151,556)          94,670

CASH, beginning of year                                                      243,520          148,850
                                                                         -----------      -----------
CASH, end of year                                                        $    91,964      $   243,520
                                                                         ===========      ===========
NONCASH FINANCING ACTIVITIES:
 The Company has distributed inventories at fair market value
   to shareholders as dividends in-kind                                  $ 1,219,055      $   235,950
                                                                         ===========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes                                               $        --      $        --
                                                                         ===========      ===========
Cash paid for interest expense                                           $     1,828      $     4,605
                                                                         ===========      ===========

          See report of independent registered public accounting firm. The accompanying notes are an integral part of this statement.

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization

Organization

Guangzhou Konzern Medicine Co., Ltd. (hereinafter referred to as "the Company") was privatized from a state-owned medicine company on July 25, 2000 in Guangzhou, the People's Republic of China (PRC). The registered capital is $ 121,000. The Company belongs to an Equity Joint Venture ("EJV"). An EJV must take the form of a limited liability company. The investment reward and risk, namely its profit and losses must be allocated according to the partners' capital contribution ratio. The business license provides for a 24 years term which began on July 25, 2000 and will end on September 2, 2024. The Company can extend term of the joint venture dependent upon the business license being renewed. The following chart presents the current shareholders:

                         Percentage of Capital      Paid in Capital
                         ---------------------    --------------------
Yang Senshan                      50%                  $ 60,500
Liu Minhua                        40%                    48,400
Liu Junhua                        10%                    12,100
                         ---------------------    --------------------
Total                            100%                  $121,000
                         ---------------------    --------------------

On July 19, 2004, the Company entered a joint venture agreement with Bio-One Corporation. Pursuant to the Joint Venture Agreement, Bio-One Corporation acquired 51% of a joint venture entity with the Company for a cash payment of $150,000 which should be paid within two months after the new business license was issued.

Bio-One Corporation (referred to as "Bio-One") was incorporated in the State of Nevada, with capital stock of 20,000,000 shares at $0.001 par value, and 1,000,000 shares of preferred stock at $0.001 per value. On July 26, 2000, Bio-One approved and ratified an increase in the number of authorized shares of its common stock from 20,000,000 to 100,000,000. On the same date, Bio-One approved and ratified an increase in the number of authorized shares of its preferred stock from 1,000,000 to 10,000,000. On December 11, 2003, Bio-One approved and ratified an increase in the number of authorized shares of its common stock from 100,000,000 to 500,000,000.

As of December 31, 2004, Bio-One had not met the cash payment obligation. On December 21, 2005, Bio-One submitted a Mutual Release letter to withdraw the Joint-Venture agreement dated July 19, 2004. This matter is described in detail in note 16 - Bio-One Corporation Joint Venture Agreement.

Activities

The Company's business operations consist of the purchase of traditional Chinese medicine materials; wholesale of traditional Chinese medicine, traditional Chinese medicine raw materials, chemical medicine materials, chemical medicines, antibiotics, drugs of diagnosis, medical treatment equipment and health care food and biscuits; research and development of technology of new medicine and biological pharmacy.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies

Basis of preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts receivable, trade

The Company conducts its business operations in the People's Republic of China. During the normal course of business, the Company extends unsecured credit to its customers. Management reviews its accounts receivable on a regular basis to determine if the bad debt allowance is adequate. The Company records a provision for accounts receivable trade that ranges from 0.3% to 1.0% of the outstanding accounts receivable balance in accordance with generally accepted accounting principles in the PRC. The allowance for doubtful accounts as of December 31, 2005 and 2004 amounted to $12,333 and $6,839, respectively.

Inventories

Inventories are stated at the lower of cost or market value and cost is determined using weighted average method.

Plant and equipment

Plant  and  equipment  are  stated  at  cost  less   accumulated   depreciation.
Depreciation is provided over their estimated service lives, principally on a straight-line basis. The estimated lives used in determining depreciation are:

                           Furniture                                3 -  5 years
                           Office equipment                         3 -  5 years
                           Motor vehicles                           4 - 10 years

The residual value is estimated to be 5% of cost.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                         NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies, continued

Intangibles

Under the Statement of Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets", all goodwill and certain intangible assets determined to have indefinite lives will not be amortized but will be tested for impairment at least annually. Intangible assets other than goodwill will be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets".

Impairment of long-lived assets

Per SFAS No. 144, long-lived assets will be analyzed annually for indications of impairment. Impairment of long-lived assets is assessed by the Company whenever there is an indication that the carrying amount of the asset may not be recovered. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Revenue recognition

The Company  recognizes revenue when all four of the following criteria are met:
(1) persuasive evidence has been received that an arrangement exists; (2) delivery of the products and/or services has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. The Company follows the provisions of SAB No. 104 which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, installation, payments and customer acceptance. Any amounts received prior to satisfying the Company's revenue recognition criteria is recorded as deferred revenue.

Sales revenue  represents the invoiced value of goods,  net of a value-added tax
(VAT). All of the Company's products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Research and development costs

Research and development costs are expensed as incurred. The costs of material and equipment that are acquired or constructed for research and development activities, and have alternative future uses, either in research and development, marketing, or sales, are classified as property and equipment and depreciated over their estimated useful lives.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies, continued

Foreign currency translation

The functional currency of the Company is Chinese Renminbi. The financial statements of the Company are translated to United Stated dollars using year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Net gains and losses resulting from foreign exchange translations are included in the statements of operations and stockholders' equity as other comprehensive income.

This quotation of the exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rate quoted by the People's Bank of China.

Approval of foreign currency payments by the Bank of China or other institutions requires submitting a payment application form together with invoices, shipping documents and signed contracts.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the balance sheet and amounted to $101,132 and $0 as of December 31, 2005 and 2004, respectively. The balance sheet amounts with the exception of equity at December 31, 2005 were translated at 8.06 RMB to $1.00 USD as compared to 8.26 RMB at December 31, 2004. The equity accounts were stated at their historical rate. The average translation rate of 8.18 RMB and
8.26 RMB for the years ended December 31, 2005 and 2004, respectively, were applied to accounts within the income statement.

Comprehensive income (loss)

The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in Chinese Renminbi to United States dollars is reported as other comprehensive income (loss) in the statement of income and the statement of stockholders' equity.

Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109").

Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has located its operations in a special economic region in China.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies, continued

Income taxes, continued

This economic region allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company was approved as a Chinese-foreign joint venture enterprise in 2004. The Company has income tax exemption for 2004 and 2005 and 50% income tax reduction for 2006, 2007 and 2008.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments (including accounts receivable, shareholder loans and notes payable) approximate fair value due to the relatively short period to maturity of these instruments.

Concentrations and credit risks

For the years ended December 31, 2005 and 2004, 100% of the Company's sales were to companies located in the PRC. At December 31, 2005 and 2004 all of the Company's assets were located in the PRC. During 2005, the company extended credit sale to one customer and the accounts receivable due from this customer at December 31, 2005 amounted to $1,027,094.

The Company's operations may be adversely affected by significant political, economic and social uncertainties in China. Although the Chinese government has pursued economic reform policies in the past, there is no assurance that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affect China's political, economic and social conditions. There is also no guarantee that the Chinese government's pursuit of economic reforms will be consistent or effective.

Major suppliers

For the years ended December 31, 2005 and 2004, two suppliers accounted for approximately 59% and 53% of the Company's purchases, respectively.

Major customers

For the years ended December 31, 2005 and 2004, two customers accounted for approximately 72% and 25% of the Company's sales, respectively.

Cash

Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. Total cash in state-owned banks at December 31, 2005 and December 31, 2004 amounted to $78,319 and $311,828, respectively, of which no deposits were covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies, continued

Recently issued accounting pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Management does not currently believe adoption will have a material impact on the Company's financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This statement amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges..." SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The Company's adoption of SFAS No. 151 is not expected to have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R) (revised 2004), "Share-Based Payment", which amends FASB Statement No. 123 and will be effective for public companies for interim or annual periods beginning after June 15, 2005. The revised standard requires, among other things that compensation cost for employee stock options be measured at fair value on the grant date and charged to expense over the employee's requisite service period for the option. Due to the absence of observable market prices for employee stock options, the standard indicates that the fair value of most stock options will be determined using an option-pricing model. The Company's adoption of SFAS No. 123(R) is not expected to have a material impact on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 2 - Summary of significant accounting policies, continued

Recently issued accounting pronouncements, continued

This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's adoption of SFAS No. 153 is not expected to have a material impact on the Company's financial position or results of operations.

In March 2005, the FASB published FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies that the term, conditional asset retirement obligations, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation is effective no later than the end of the Company's 2006 year end. The adoption of this Interpretation is not expected to have a material effect on the Company's financial position or results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"). SFAS No. 154 replaces APB No. 20 ("APB 20") and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable. SFAS No. 154 enhances the consistency of financial information between periods. SFAS No. 154 will be effective beginning with the Company's first quarter of 2006. The Company does not expect that the adoption of SFAS No. 154 will have a material impact on its results of operations, financial position or cash flows.

In June 2005, the EITF reached a consensus on Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements" (EITF 05-06). EITF 05-06 provides guidance for determining the amortization period used for leasehold improvements acquired in a business combination or purchased after the inception of a lease, collectively referred to as subsequently acquired leasehold improvements. EITF 05-06 provides that the amortization period used for the subsequently acquired leasehold improvements to be the lesser of (a) the subsequently acquired leasehold improvements' useful lives, or (b) a period that reflects renewals that are reasonably assured upon the acquisition or the purchase. EITF 05-06 is effective on a prospective basis for subsequently acquired leasehold improvements purchased or acquired in periods beginning after the date of the FASB's ratification, which was on June 29, 2005. The Company does not anticipate that EITF 05-06 will have a material impact on its consolidated results of operations.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies, continued

Recently issued accounting pronouncements, continued

In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a proposed Interpretation "Accounting for Uncertain Tax Positions--an interpretation of FASB Statement No. 109." Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. The Company is currently analyzing the proposed Interpretation and has not determined its potential impact on our Consolidated Financial Statements. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

In October 2005, FASB Staff Position (FSB) FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" was issued. This FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period be expensed. The guidance in the FSP is required to be applied to the first reporting period beginning after December 15, 2005. The adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations.

Note 3 - Accounts receivable, trade

Accounts receivable, trade as of December 31, 2005 and 2004 consisted of the following:

                                      December 31,                December 31,
                                         2005                        2004
                                      ----------                  ----------
Accounts receivable                   $2,423,157                  $1,367,768
Less: allowance for
   doubtful accounts                      12,333                       6,839
                                      ----------                  ----------
Totals                                $2,410,824                  $1,360,929
                                      ==========                  ==========

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS

Note 4  - Inventories

Inventories consisted of the following:

                                              December 31,         December 31,
                                                 2005                 2004
                                              ----------           ----------
Chemical medicine                             $1,382,929           $  755,965
Traditional Chinese Medicine                          --                7,423
                                              ----------           ----------
Totals                                        $1,382,929           $  763,388
                                              ==========           ==========

Note 5 - Advances to suppliers

Advances to suppliers as of December 31, 2005 and 2004 amounted to $1,075,546 and $438,265 respectively. They represent advances to suppliers on inventory purchases.

Note 6 - Plant and equipment

Plant and equipment is summarized as follows:

                                         December 31,              December 31,
                                            2005                      2004
                                          --------                  --------
Furniture and fixtures                    $160,081                  $122,464
Office equipment                           369,459                   237,449
Motor vehicles                             132,804                   122,815
                                          --------                  --------
                                           662,344                   482,728
Less: Accumulated
 depreciation                              332,329                   220,446
                                          --------                  --------
Plant and equipment, net                  $330,015                  $262,282
                                          ========                  ========

Depreciation expense for the periods ended December 31, 2005 and 2004 amounted to $104,890 and $100,384, respectively.

Note 7 - Intangible

The intangible asset is a registered patent purchased from a third party in 2002. The patent is recorded at original cost at acquisition and amortized using the straight line method over 15 years when the patent expires. On an annual basis, the Company evaluates the fair value of the patent and determines if the patent has become impaired.

On January 10, 2005, the Company entered into a contract to sell the patent to an unrelated party for approximately $610,000. The transfer of the title was completed at the end of 2005 and the Company received the contract price in full during 2005.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 7 - Intangible, continued


                                                           December 31,             December 31,
                                                             2005                       2004
                                                          -------------            -------------
Yubei Throat Plum and Manufacturing Method
                                                            $     --                  $324,520

Less: Accumulated amortization                                    --                    54,086
                                                          -------------            -------------
Intangible assets, net                                      $     --                  $270,434
                                                          -------------            -------------


Note 8 - Related party transactions

As of December 31, 2005 and 2004, the due from related parties amounted to $0 and $2,263, respectively. Those amounts were generated from making cash advances to or from the shareholders for ordinary business expenses. These amounts are unsecured, non interest bearing, and have no fixed terms of repayment.

Note 9 - Customer deposits

The Company requires their customers to deposit monies with the Company when they place an order for their products. The Company does not pay interest on these amounts. Customer deposits amounted to $37,292 and $694,493 as of December 31, 2005 and 2004, respectively.

Note 10 - Taxes payable

Income and other taxes payable

Taxes payable consisted of the following:

                                      December 31,              December 31,
                                         2005                      2004
                                       --------                  --------
Urban maintenance and
 construction tax                      $     --                  $  1,535
Individual income tax                       205                        68
Value added tax                         170,251                    61,499
                                       --------                  --------
Totals                                 $170,456                  $ 63,102
                                       ========                  ========

On October 15, 2004, the local Chinese tax authority waived the previously accrued tax as accumulated prior to September 1, 2004 in the amount of $509,031 which was recorded as a credit during 2004 for previously accrued income taxes.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 10 - Taxes payable, continued

Income and other taxes payable, (continued)

The credit for income taxes for the year ended December 31, 2004 consisted of the following:

                                             Year ended
                                              December 31,
                                                 2004
                                               --------
Credit for China income taxes                  $401,939
Deferred taxes                                  107,092
                                               --------
Totals                                         $509,031
                                               ========

Provision for income taxes

The following table reconciles the U.S. Statutory rates to the Company's effective tax rate:

                                               December 31,     December 31,
                                                  2005             2004
                                                 ------           ------
U.S. Statutory Rates                              34.0             34.0
Foreign income not recognized in USA             (34.0)           (34.0)
China income taxes                                33.0             33.0
Tax Exemption for China income taxes             (33.0)           (33.0)
                                                 ------           ------
Totals                                             -   %            -   %
                                                 ======           ======


In 2004, The Company became a Foreign JV enterprise. This economic region allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company was approved as a Foreign JV enterprise in 2004. The Company has income tax exemption for years ending December 31, 2004 and 2005 and 50% income tax reduction for the years ending December 31, 2006, 2007 and 2008. The estimated tax savings due to this tax exemption for the years ended December 31, 2005 and 2004 amounted to $1,877,756 and $802,108, respectively.

Note 11 - Short-term bank loan payable

Short-term bank loans payable represent amounts due to banks and are due on demand or normally within one year. Short-term loans payable at December 31, 2005 consisted of the following:

Citic Industrial Bank due February 1, 2006,
        annual interest at 5.22%                   $  95,480
                                                   ==========

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 12 - Commitments and contingencies

The Company leases its facilities under short-term and long-term, non-cancelable operating lease agreements expiring through December 2006. The non-cancelable operating lease agreement states that the Company pays certain operating expenses applicable to the leased premises. Total rental expense for the years ended December 31, 2005 and 2004 amounted to $31,282 and $39,535, respectively.

At December 31, 2005, the future minimum annual lease payments for the year ending December 31, 2006 will be $23,213 and $0 for the years thereafter.

Note 13 - Other operating income

Other operating income represents revenues generated from sales contracts of pharmaceutical or medical formulas and technologies the Company has internally developed or purchased from outside. Other operating income for the year ended December 31, 2005 and 2004 amounted to $2,134,872 and $0, respectively

Note 14 - Statutory reserves and dividend distribution

Statutory reserves

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People's Republic of China (the "PRC GAAP"). Appropriation to the statutory surplus reserve is required to be at least 10% of the after tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities' registered capital. Appropriations to the statutory public welfare fund is required to be between 5% to 10% of the after tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years' losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

The statutory welfare reserve can only be utilized on capital items for the collective benefit of the Company's employees, such as construction of dormitories, cafeteria facilities, and other staff welfare facilities. This fund is non-distributable other than upon liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders.

The discretionary surplus fund may be used to acquire fixed assets or to increase the working capital to expend on production and operation of the business. The Company's Board of Directors decided not to make appropriation to this reserve.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 14 - Statutory reserves and dividend distribution, continued

Statutory reserves, continued

According to the Company's articles, the Company should appropriate 10% of the net profit as statutory surplus reserve and 6% as statutory public welfare. For the year ended December 31, 2004, the Company appropriated to the statutory surplus reserve and welfare reserve in the amount of $210,475 and $126,286, respectively. As of December 31, 2005, the statutory reserve reached 50% of the registered capital and no further statutory reserve is required thereafter.

Dividend distribution

Shareholders resolved on July 11 and September 30, 3005, and December 23, 2004 to distribute profits of the Company amounting to $3,111,477 and $2,557,832 for the years ended December 31, 2005 and 2004, respectively. The distributions consist of the following:

                             December 31,        December 31,
                               2005                 2004
                             ----------          ----------
Cash distributions           $1,892,422          $2,321,882
Dividend in-kind              1,219,055             235,950
                             ----------          ----------
Total distributions          $3,111,477          $2,557,832
                             ==========          ==========


The Company distributed inventory to the shareholders as part of their distribution and in accordance with APB No. 29 "Accounting for nonmonetary transactions", the Company recorded the inventory at its fair market value and recognized a gain of $74,828 and $14,339 in the accompanying income statement for the years ended December 31, 2005 and 2004, respectively.

Note 15 - Retirement benefit plans

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution is based on a percentage required by the local government and the employees' current compensation. The Company contributed $23,575 and $27,978 for the years ended December 31, 2005 and 2004, respectively.

Note 16 - Bio-One Corporation joint venture agreement

On October 25, 2005, the Konzern shareholders and Bio-One entered into Stock Transfer Agreements with the Company pursuant to which the Konzern Shareholders agreed to sell all of their shares in Konzern to the Company for an aggregate purchase price of RMB 24,280,000 and Bio-One agreed to sell all of its shares in Konzern for RMB 1. Consummation of the forgoing transactions under the Stock Transfer Agreements was conditioned upon Konzern's receiving an additional $ 3,000,000 in funding on or before February 28, 2006. At that time, the Company was a "shell" corporation with no operations or business.

On December 21, 2005, Bio-One Corporation submitted a letter to the Company to have a mutual release from the Joint-Venture agreement dated July 19, 2004 between the Company and Bio-One Corporation. This letter confirmed that Bio-One has no rights or obligations under either of the agreement and Bio-One has released and discharged the Company of any liability under the joint venture agreement. In consideration of this release by Bio-one, the Company has also released and discharged Bio-One accordingly.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 17 - Subsequent events

Capital stock exchange

On February 8, 2006, Lounsberry Holdings III, Inc., a Delaware corporation ("Lounsberry"), entered into a Stock Exchange Agreement ("Exchange Agreement") with Guangzhou Konzern Medicine Co. Ltd. ("Konzern") and all of the stockholders of all the issued and outstanding capital of Konzern ("Konzern Stockholders"). Under the Exchange Agreement, Lounsberry, at closing, acquired all of the capital of Konzern from the Konzern Stockholders in exchange for 6,350,000 shares of Lounsberry's common stock.

Contemporaneously with the exchange with the Konzern Stockholders, Lounsberry sold to an investor group 3,120,000 shares of Series A Convertible Preferred Stock ("Series A Preferred Stock"), a newly-created series of preferred stock, which are convertible into 3,120,000 shares of common stock, and warrants to purchase an additional 3,694,738 shares of common stock at $1.75 per share and 3,694,738 shares of common stock at $2.50 per share. The warrants have a term of five years and it also provides that, with certain exceptions, if Lounsberry issues common stock at a price, or warrants or other convertible securities with an exercise or conversion price which is less than the exercise price of the warrants, the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case maybe, of such other securities. The conversion rate of the Series A Preferred Stock and the exercise price of the warrants are subject to adjustment in certain events, including the failure to achieve specified levels of adjusted earnings before interest, taxes, depreciation and amortization or fully diluted pre-tax income per share, computed as set forth in the applicable agreements. Further, series A preferred stock can not be converted and warrants can not be exercised if such conversion or exercise would result in the holder and its affiliates of more than 4.9% of the then outstanding number of shares of common stock on such date.

The gross proceeds from the sale of the preferred stock and warrants was $3.9 million, from which Lounsberry received net proceeds of approximately $3.4 million.

Lounsberry also purchased, for $200,000, 928,000 shares of common stock from its then principal stockholder who is not affiliated with the Konzern Stockholders or any member of the investor group.

See report of independent registered public accounting firm

                       GUANGZHOU KONZERN MEDICINE CO., LTD

                          NOTES TO FINANCIAL STATEMENTS


Note 17 - Subsequent events, continued

Other shares issued

Lounsberry issued 750,000 shares of common stock to individuals for services performed and of which 187,500 shares were issued to Lounsberry's officers.

Long-term incentive plan

Lounsberry also set up 2006 long-term incentive plan (the "Plan") to enable Lounsberry to attract, retain and reward employees of Lounsberry and its subsidiaries and affiliates, and otters who provide services to Lounsberry and its subsidiaries and affiliates, and strengthen the mutuality of interests between such key employees and such other persons and Lounsberry's shareholders, by offering interest or equity-based incentive in Lounsberry, as well as performance-based incentives payable in cash. The total number of shares of common stock reserved and available for distribution under the Plan shall be 1,575,000 shares of stock.

See report of independent registered public accounting firm

                                     Part II

                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 24.  Indemnification of Officers and Directors

      The Company's certificate of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and provides for indemnification to the extent permitted by Delaware law.

      The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution

The estimated expenses of the registration, all of which will be paid by the Company, are as follows:

         Item                                               Amount
         ----                                               ------
SEC filing fee                                           $2,110.84
Printing and filing                                          *
Legal expenses, including blue sky                           *
Accounting expenses                                          *
Miscellaneous                                                *
Total                                                        *
*    To be supplied by Amendment.

Item 26.  Recent Sales of Unregistered Securities

      In connection with our organization in February 2005, we issued 1,000,000 to Capital Markets and 20,000 shares to Mark Allen for nominal consideration. In February 2006, in connection with the reverse acquisition, we purchased 928,000 shares from Capital Markets for $200,000.

      In December 2005, we issued 8,000 shares of common stock for $2,000.


      On February 8, 2006, we issued the following securities:

      o Pursuant to the preferred stock purchase agreement, we sold to Barron Partners, Ray and Amy Rivers, JTROS, Steve Mazur and William M. Denken for an aggregate of $3.9 million, (i) 3,120,000 shares of series A preferred stock, and (ii) warrants to purchase 7,389,476 shares of common stock, of which warrants to purchase 3,694,738 shares have an exercise price of $1.75 per share. We received net proceeds of approximately $3.3 million. The shares and warrants were issued as follows:

Investors                      Shares   $1.75 Warrants   $2.50 Warrants   Investment
---------                      ------   --------------   --------------   ----------
Barron Partners             2,640,000        3,126,316        3,126,316   $3,300,000
Ray and Amy Rivers, JTWOS     160,000          189,474          189,474     $200,000
Steve Mazur                   160,000          189,474          189,474     $200,000
William M  Denkin             160,000          189,474          189,474     $200,000

      o Pursuant to an agreement with the holders of Konzern's capital stock, we issued to the former stockholders of Konzern 6,530,000 shares of common stock, as follows:

          Name                                             Shares
          ----                                             ------
          Senshan Yang                                  3,265,000
          Minhua Liu                                    2,612,000
          Junhua Liu                                      653,000

      o We issued an aggregate of 750,000 shares of common stock to the following individuals for services.

          Meiyi Xia                          150,000
          Lin Li                              37,500
          Qingsong Du                        187,500
          Xiao Duan                          125,000
          Yaru Du                            125,000
          Yinshing To                        125,000

      No broker was involved in connection with any of the foregoing transactions, except that Crescent Fund, LLC received $78,000 and Britannia Consulting Group received $39,000 in connection with the sale of securities in the February 2006 private placement.


      The foregoing issuances were exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D of the SEC thereunder.

      During 2006, we issued shares of common stock and options to purchase common stock to our officers and other key employees. The shares issuable upon exercise of the options will be registered pursuant to the Securities Act on a Form S-8.

Item 27. Exhibits

      2.1 Exchange Agreement dated as of February 8, 2006, among the Registrant and the former stockholders of Konzern(1)
      3.1   Certificate of incorporation(2)
      3.2   By-laws(2)
      4.1 Certificate of Designation for the Series A Convertible Preferred Stock(1)
      4.2 Form of warrant issued to investors in the February 2006 private placement(1)
      5.1   Opinion of Katsky Korins LLP(3)
      10.1 Preferred stock purchase agreement dated February 8, 2006, between the Registrant and the investors in the February 2006 private placement(1)
      10.2 Registration rights agreement dated February 8, 2006, between the Registrant and the investors in the February 2006 private placement(1)
      10.3 Registration rights provisions pursuant to the stock exchange agreement(1)
      10.4  2006 Long-term incentive plan(1)
      21.1  List of Subsidiaries(4)
      23.1  Consent of Katsky Korins LLP (included in Exhibit 5.1)
      23.2  Consent of Moore Stephens Wurth Frazer and Torbet, LLP (Page II-6)

1 Filed as an exhibit to the Company's annual report on Form 8-K which was filed with the Commission on February 14, 2006 and incorporated herein by reference.
2 Filed as an exhibit to the Company's registration statement on Form 10-SB, which was filed with the Commission on June 23, 2005 and incorporated herein by reference.
3     To be filed by amendment.
4 Filed as an exhibit to the Company's annual report on Form 10-KSB, which was filed with the Commission on March 31, 2006 and incorporated herein by reference.

Item 28.  Undertakings

(a) The undersigned Company hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reelected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration" table in the effective registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided however, that provisions (i) and (ii) of this undertaking are inapplicable if the information to be filed thereunder is contained in periodic reports filed by the Company pursuant to the Exchange Act that are incorporated by reference into the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of post-effective amendment any of the securities being registered which remains unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Company is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guangzhou in the People's Republic of China on this 13th day of April 12th, 2006.

                                  LOUNSBERRY HOLDINGS III, INC.


                                  By: s/ Senshen Yang
                                        ------------------------
                                        Senshen Yang
                                        Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Senshen Yang as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Signature                           Title                             Date
---------                           -----                             ----


s/ Senshen Yang                     Chief Executive Officer       April 12, 2006
------------------------            and Director
Senshen Yang
(Principal Executive Officer)


s/ Huizhen Yu                       Chief Financial Officer       April 12, 2006
------------------------
Huizhen Yu
(Principal Financial and
 Accounting Officer)


s/ Minhua Lin                       Director                      April 12, 2006
------------------------
Minhua Lin

             INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

      We consent to the use in this Registration Statement on Form SB-2, of our report dated March 30, 2006 with respect to our audit of the financial statements of Lounsberry Holdings III, Inc. at December 31, 2005 and for the period February 10, 2005 (inception) to December 31, 2005, and our report dated March 24, 2006 for Guangzhou Konzern Medicine Co., Ltd. at December 31, 2005 and for the two years in the period then ended, and to the reference to our firm under the heading "Experts" in the Prospectus.


                                  Moore Stephens Wurth Frazer and Torbet, LLP
                                  Certified Public Accountants
Walnut, California
April 13, 2006